    As filed with the Securities and Exchange Commission on October 6, 2000
                                                     Registration No. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                               ----------------

                             SiRF TECHNOLOGY, INC.
            (Exact name of registrant as specified in its charter)

          California                         3812                         94-3219025
   (before reincorporation)      (Primary Standard Industrial          (I.R.S. Employer
                                  Classification Code Number)         Identification No.)
           Delaware
    (after reincorporation)
 (State or other jurisdiction
      of incorporation or
         organization)

                              148 E. Brokaw Road
                          San Jose, California 95112
                                (408) 467-0410
  (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)
                               ----------------

                                  Jackson Hu
                     President and Chief Executive Officer
                             SiRF TECHNOLOGY, INC.
                              148 E. Brokaw Road
                          San Jose, California 95112
                                (408) 467-0410
 (Name, address, including zip code and telephone number, including area code, of agent for service of process)

                               ----------------

                                  Copies to:

             Jorge del Calvo, Esq.                          Jeffrey R. Vetter, Esq.
         Allison Leopold Tilley, Esq.                      Scott J. Leichtner, Esq.
             Davina K. Kaile, Esq.                            Fenwick & West LLP
         Pillsbury Madison & Sutro LLP                       Two Palo Alto Square
              2550 Hanover Street                             Palo Alto, CA 94306
              Palo Alto, CA 94304

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                               ----------------

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------
--------------------------------------------------------------------------
                                       Proposed Maximum
  Title of Each Class of Securities        Aggregate         Amount of
           To Be Registered            Offering Price(1)  Registration Fee
--------------------------------------------------------------------------
Common Stock, $.0001 par value per
 share................................    $86,250,000         $22,770
--------------------------------------------------------------------------
--------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

                               ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities and we are not soliciting offers to buy these        +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)
Issued October 6, 2000

                                        Shares

                                  (SiRF logo)

                                  COMMON STOCK

                                  -----------

SiRF Technology, Inc. is offering shares of its common stock. This is our initial public offering and no public market currently exists for our shares.
We anticipate that the initial public offering price will be between $    and
$    per share.

                                  -----------

We have filed an application for our common stock to be quoted on the Nasdaq National Market under the symbol "SIRF."

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

                                  -----------

                              PRICE $     A SHARE

                                  -----------

                                                           Underwriting
                                                            Discounts   Proceeds
                                                  Price to     and         to
                                                   Public  Commissions    SiRF
                                                  -------- ------------ --------
Per Share........................................   $          $           $
Total............................................ $          $            $

SiRF has granted the underwriters the right to purchase up to an additional shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on     , 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER
                ROBERTSON STEPHENS
                                                                 UBS WARBURG LLC

     , 2000

Inside front Cover
------------------

"Wearable Platforms" appears at top in center of the page
Under this is a picture of: a PDA navigator, a young girl, a tracking device in a necklace and a tracking device in a wrist watch. Under the devices appears "Child/Elderly/Pet Locator"
Under that appears "Helping Loved Ones"

In the center of the page appears "Location Awareness" and "Platforms, Services & Applications"

In the lower right hand appears "Linking Auto to Information Highway"
Below it is a picture of a car with the following surrounding it "Emergency Assistance" " Theft Prevention" "Navigation" "Real time Traffic Info" "Mobile Information Access"
In the bottom right hand corner appears "Drivable Platforms"

In the lower left hand appears "Finding Our Way Around"
Below it is pictures of a Navman, a PDA Navigator and a Smart Phone
Below the pictures appears "Navman," "PDA Navigator" and "Smart Phone" and "E911/SOS Phone"
In the bottom left hand corner appears "Holdable Platforms"

Left Side of the Gatefold
-------------------------

"Location aware phone" appears at the center top of the page
Under this is "E911/SOS phone" "Asset tracker" and "Wireless Handheld" Under it is a picture of a wireless handheld device

In the center appears "Potential Location Aware Platforms & Applications"

To the left of this is a picture of a PDA navigation device
Under which appears "Portable Compute" "PDA with personal navigator, In-car Computer/Auto PC, Mobile computer tracker"

To the right of "Potential Location Aware Platforms & Applications" appears pictures of a recreational GPS handheld device; a wrist watch locator device and a necklace with a locator device.
Below these pictures is "Embedded Consumer; Child/Elderly/Pet locators; Recreational GPS handheld; GPS wristwatch; Digital camera with location stamp; Portable entertainment-navigation systems; Marine Navigation system"


Below "Potential Location Aware Platforms & Applications" appears a picture of an automobile
Below the picture is "Automobile; Car navigation system; Car security system; Emergency response system; Telematics system; Fleet management & tracking system"

Right side of the gatefold
--------------------------

At the top the words "Location Awareness Infrastructure" appears

In the center of the page appears the words "Communications Networks with Location Intelligence"
To the left of this appears a two headed arrow pointing to the words "Location Sensitive Content & Services" and "Mobile Internet" which appears below "Communications Networks with Location Intelligence".
To right of "Communications Networks with Location Intelligence" appears another two headed arrow pointing to the words "GPS Enabled Mobile Platforms" and "Mobile Internet" which appears below "Communications Networks with Location Intelligence".

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    4
Risk Factors........................    7
Special Note Regarding Forward-
 Looking Statements.................   18
Use of Proceeds.....................   19
Dividend Policy.....................   19
Capitalization......................   20
Dilution............................   21
Selected Consolidated Financial
 Data...............................   22
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   23

                                   Page
                                   ----
Business.........................   31
Management.......................   42
Related Party Transactions.......   50
Principal Stockholders...........   52
Description of Capital Stock.....   54
Shares Eligible For Future Sale..   58
Underwriters.....................   60
Legal Matters....................   63
Experts..........................   63
Where You Can Find More
 Information.....................   63
Index to Consolidated Financial
 Statements......................  F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

   Until     , 2001, 25 days after commencement of this offering, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks described in "Risk Factors," before making a decision whether to purchase our common stock.

   SiRF Technology, Inc. develops and markets semiconductor and software products that are designed to enable location awareness in high-volume mobile consumer devices and commercial applications. Location awareness refers to the ability of a device to determine and make use of information regarding its location. Our products enable a range of devices to utilize the Global Positioning System, or GPS, to detect location. Our products have been integrated into mobile consumer devices, such as GPS-based portable computing peripheral devices and handheld GPS navigation devices, and into commercial applications, such as automobile navigation systems, property tracking devices and fleet management systems. We market and sell our products in four target markets: wireless handheld, automotive, portable computing and embedded consumer applications. We have relationships with industry leaders in these markets, such as Nokia, Aisin AW, Ericsson, Matsushita and NTT DoCoMo, which provide us with insights as to future customer requirements, wireless communications trends and emerging technologies.

   Mobile communications devices that use the wireless infrastructure are gaining broader acceptance among consumers. For example, according to industry research firm Dataquest, 283 million new mobile telephones were sold in 1999, a number expected to grow to over 852 million in 2003. Dataquest also estimates that 3.9 million handheld computers, also referred to as personal digital assistants or PDAs, were sold in 1998, and projects that approximately 21 million will be sold in 2003. New generations of these devices are able to access the Internet, allowing a range of new data services, such as e-mail and real-time news and information, to be delivered to consumers through these mobile devices. Recent technological advances have created the potential for location awareness capabilities to be added to mobile devices. These capabilities enable these devices to receive information relevant to a person based on the person's location, which can greatly enhance the benefits of mobile services.

   High-volume consumer and commercial applications of location awareness can be generally classified into three groups: convenience, safety and security and mobile information access. An example of a convenience application is the many handheld devices available today that provide personal navigation and map capabilities. Personal safety and security can be enhanced through the ability to locate and track lost persons and those in need of medical attention, either using a specifically designed device or a device such as a mobile telephone. Location awareness also enables valuable property to be tracked and located. Mobile devices that can access the Internet can use location awareness to filter information relevant to the user based on his or her location.

   We develop standardized products designed specifically for high-volume consumer and commercial applications. We offer our semiconductors and software as chip sets which are designed to enable our customers to integrate distinct GPS capabilities into their products rapidly. Customers that require GPS functionality to be added quickly to devices designed primarily for other functions may purchase GPS modules based on our chip sets from our value-added manufacturer customers. In addition, we offer licenses of our intellectual property cores, or IP cores, to companies with high-volume requirements. Our IP cores consist of the design code for our semiconductors and the source code for our embedded software. Purchasing our products in this manner enables our customers to integrate location technology into their products at a low cost because they do not have to purchase separate chip sets.

   Key benefits of our products include their very small size and low power consumption and heat dissipation, which make them well-suited for mobile devices. Our products also are able to detect and use GPS signals significantly weaker than those which are utilized by traditional GPS systems. We have developed rapid signal acquisition capabilities that enable products incorporating our technology to acquire signals quickly and significantly improve the performance of GPS devices in urban areas, indoors and under dense foliage.

   We are a fabless semiconductor company, which means that we rely on third-party contractors to perform manufacturing, assembly and test functions. This approach allows us to focus more of our resources on product design and eliminate the high cost of owning and operating a semiconductor fabrication facility.

   We were founded in 1995 and introduced our first generation GPS architecture, called SiRFstarI, in late 1996 with a focus on automotive applications. The first product line based on this architecture went into volume production in August 1997. We introduced a low power product line, called SiRFstarI/LX, based on this architecture in October 1997. The LX family is currently in volume production. We recently introduced our SiRFstarII architecture in both chip set and IP core form. We initiated production of our first product family, called SiRFstarIIe, based on this architecture in August 2000.

   We were incorporated in February 1995 and will reincorporate in Delaware before this offering is completed. Our headquarters are located at 148 E. Brokaw Road, San Jose, CA 95112 and our telephone number is (408) 467-0410. In this prospectus, "SiRF," "we," "us" and "our" refer to SiRF Technology, Inc. and its subsidiaries and not to the underwriters.

   SiRF(R) and the SiRF logo are our registered trademarks and SiRFstarI(TM), SiRFstarII(TM), SiRFLoc(TM), SiRFDRive(TM), WinSiRF(TM), SnapLock(TM), SnapStart(TM), FoliageLock(TM), SingleSat(TM), Dual Multipath Rejection(TM), TricklePower(TM) and Push-to-Fix(TM) are our trademarks. This prospectus also includes trade names, trademarks and service marks of other companies and organizations.

   Unless otherwise indicated, all information in this prospectus assumes:

  . our reincorporation in Delaware prior to the completion of this offering;

  . the conversion of all outstanding shares of our preferred stock into 16,565,460 shares of common stock upon completion of this offering; and

  . no exercise of the underwriters' over-allotment option.

                                  THE OFFERING

 Common stock offered...............................            shares
 Common stock to be outstanding after the offering..            shares
 Use of proceeds.................................... We intend to use the net proceeds from this
                                                     offering for general
                                                     corporate purposes,
                                                     including working capital.
                                                     We may also use a portion
                                                     of the net proceeds to
                                                     acquire complementary
                                                     technologies or
                                                     businesses. See "Use of
                                                     Proceeds."
 Proposed Nasdaq National Market symbol............. SIRF

   Unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering is based on shares outstanding as of June 30, 2000 and reflects the conversion of all outstanding shares of preferred stock into common stock, including 1,200,000 shares of our series F preferred stock issued in October 2000.

   The number of shares of our common stock to be outstanding after the offering excludes:

  . 3,191,016 shares issuable upon exercise of options outstanding as of June
    30, 2000 at a weighted average exercise price of $1.61 per share;

  . 582,336 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $7.45 per share; and

  .          additional shares reserved for future issuance under our stock plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

   The pro forma basic and diluted calculations below reflect the conversion, upon completion of this offering, of all outstanding shares of preferred stock into shares of common stock as if the conversion occurred on the dates of original issuance.

                                                                Six Months
                                  Year Ended December 31,     Ended June 30,
                                  --------------------------  ----------------
                                   1997     1998      1999     1999     2000
                                  -------  -------  --------  -------  -------
Consolidated Statement of
 Operations Data:
Total revenue...................  $ 1,123  $ 2,611  $  5,267  $ 2,414  $ 5,587
Gross profit (1)................      156      555     1,868      936    2,775
Total operating expenses........    7,316    8,856    17,296    5,054   10,003
Loss from operations............   (7,160)  (8,301)  (15,428)  (4,118)  (7,228)
Net loss........................   (7,017)  (8,205)  (15,386)  (4,124)  (6,906)
Net loss per share, basic and
 diluted........................  $ (1.78) $ (2.05) $  (3.24) $ (0.88) $ (1.25)
Weighted average shares, basic
 and diluted....................    3,934    4,283     4,958    4,802    5,529
Pro forma net loss per share,
 basic and diluted (unaudited)..                    $   (.93)          $  (.33)
Pro forma weighted average
 shares, basic and diluted
 (unaudited)....................                      17,266            20,679

--------
(1) Excludes amortization of deferred stock compensation.

   The consolidated balance sheet data below are shown:

  .on an actual basis;

  . on a pro forma basis to reflect the automatic conversion of all outstanding shares of preferred stock into common stock upon completion of this offering, including the 1,200,000 shares of series F preferred stock sold in October 2000; and

  . on a pro forma as adjusted basis to further reflect our sale of the shares of common stock in this offering at an assumed initial
    public offering price of $       per share and after deducting estimated
    underwriting discounts and commissions and estimated offering expenses payable by us.

                                                     As of June 30, 2000
                                                 -----------------------------
                                                             Pro    Pro Forma
                                                  Actual    Forma  As Adjusted
                                                 --------  ------- -----------
Consolidated Balance Sheet Data:
Cash and cash equivalents....................... $ 12,647  $24,647    $
Working capital.................................   13,263   25,263
Total assets....................................   18,797   30,797
Long-term and capital lease obligations, less
 current portion................................    5,882    5,882
Convertible preferred stock.....................   48,207       --
Total stockholders' equity (deficit)............  (39,500)  20,707

                                 RISK FACTORS

   You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

  We have a history of losses and may not become profitable.

   We have incurred net losses in each quarter since our inception. As of June 30, 2000, we had an accumulated deficit of approximately $43.4 million. We intend to significantly increase our research and development, sales and marketing and administrative expenses. We also expect to incur substantial stock-based compensation charges, which may further increase our net losses. If we continue to incur net losses and cannot raise additional capital, our ability to maintain or increase our number of employees or our investment in sales, marketing and research and development programs could be impaired. We may not become profitable. If we do achieve profitability, we may not sustain or increase profitability in the future and may not be able to continue to operate. If we do not become profitable within the time frame expected by securities analysts or investors, the market price of our common stock will likely decline. The revenue and income potential of our business and market are unproven. Our revenue may not continue to increase at historical rates. Any evaluation of our business and our prospects must be considered in light of our historical losses.

  The market for GPS-based location awareness capabilities in high-volume consumer and commercial applications is emerging, and if this market does not develop as quickly as we expect, the growth and success of our business will be limited.

   The market for GPS-based location awareness technology in high-volume consumer and commercial applications is new and its potential is uncertain. Many of these GPS-based applications have not been commercially introduced or have not achieved widespread acceptance. Our success depends on the rapid development of this market. We cannot predict the growth rate, if any, of this market. The development of this market depends on several factors, including the development of location awareness infrastructure by wireless network operators and the availability of location-aware content and services. Also, government agencies may increase regulation of the use of GPS signals, particularly if commercial applications of GPS increase. The failure of the market for high-volume consumer and commercial GPS-based applications to develop in a timely manner would limit the growth and success of our business.

  If we are unable to develop and introduce new products successfully and in a cost-effective and timely manner or to achieve market acceptance of our new products, we will be unable to expand our business.

   The market for high-volume consumer and commercial GPS-based applications is characterized by rapidly changing technology. This requires us to continuously develop new products and enhancements for existing products to keep pace with evolving industry standards and rapidly changing customer requirements. We may not have the financial resources necessary to fund future innovations. Also, any revenue that we receive from enhancements or new generations of our products may be less than the costs to develop them. If we are unable to successfully define, develop and introduce competitive new products and enhance existing products, we may not be able to successfully compete in our market. Development and manufacturing schedules for technology products are difficult to predict, and we may not achieve timely initial customer shipments of new products. Our ability to develop and deliver new products successfully will depend on various factors, including our ability to:

  . accurately predict market requirements and evolving industry standards;

  . anticipate changes in technology standards, such as wireless technologies;

  . develop and introduce new products that meet market needs in a timely manner;

  . select proper manufacturing technology; and

  . attract and retain engineering personnel.

  Our quarterly revenue and operating results are difficult to predict, and if we do not meet quarterly financial expectations, our stock price will likely decline.

   Our quarterly revenue and operating results are difficult to predict, and have in the past, and may in the future, fluctuate from quarter to quarter. It is possible that our operating results in some quarters will be below market expectations. This would likely cause the market price of our common stock to decline. Our quarterly operating results may fluctuate because of many factors, including:

  . our ability to successfully develop, introduce and sell new or enhanced products in a timely manner;

  . changes in the relative volume of sales of our different products, which may have significantly different gross margins;

  . unpredictable volume and timing of customer orders;

  . the availability, pricing and timeliness of delivery of other components, such as flash memory, used in our customers' products;

  . the availability of manufacturing capacity;

  . the timing of new product announcements or introductions by us or by our competitors;

  . product obsolescence and our ability to manage product transitions;

  . decreases in the average selling prices of our products; and

  . seasonal fluctuations in sales.

   We base our planned operating expenses in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter.

  Our lengthy sales cycle makes it difficult for us to forecast revenue and increases the variability of quarterly fluctuations, which could cause our stock price to decline.

   We have a lengthy sales process. First, we typically must obtain a design win, where our product is incorporated into a customer's initial product design. After we have developed and delivered a product to a customer, our customer often tests and evaluates our product before designing its own product to incorporate our technology. Our customer may need three to six months or longer to test and evaluate our technology and an additional 12 months or more to begin volume production of products that incorporate our technology. Because of this lengthy sales cycle, we may experience delays from the time we increase our operating expenses and our investments in committing capacity until the time that we generate revenue from these products. Also, a design win may never result in volume shipments. It is possible that we may not generate sufficient, if any, revenue from these products to offset the cost of selling and completing the design work.

   Even if a customer selects our technology to incorporate into its product, the customer may not ultimately market and sell its product successfully. A cancellation or change in plans by a customer could cause us to lose sales that we had anticipated. Also, our business and operating results could suffer if a significant customer reduces or delays orders during our sales cycle or chooses not to release products that contain our technology.

  Our operating results depend significantly on sales of our SiRFstarI/LX and SiRFstarIIe product lines.

   To date, we have derived most of our revenue from sales of our SiRFstarI/LX product line. We recently introduced our SiRFstarIIe product line. If our SiRFstarIIe product line does not achieve market acceptance, we will continue to depend on sales of our SiRFstarI/LX product line. Any decline in sales of our SiRFstarI/LX product line will adversely affect our revenue and operating results.

  We depend on three independent foundries to manufacture substantially all of our current products, and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships.

   We do not own or operate a fabrication facility. We rely on third parties to manufacture our semiconductor products. Three outside foundries currently manufacture substantially all of our products. We do not have any contracts with these manufacturers that guarantee capacity and all of our manufacturing is done on a purchase order basis.

   Because we rely on outside foundries with limited capacity, we face several significant risks, including:

  . lack of manufacturing capacity and higher prices;

  . limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs;

  . the unavailability of, or potential delays in obtaining access to, key process technologies; and

  . potential loss of supply due to earthquakes, war or other similar events.

   The ability of each foundry to provide us with semiconductors is limited by its available capacity. We do not have a guaranteed level of production capacity with any of these foundries and it is difficult to accurately forecast our capacity needs. We place our orders on the basis of our customers' purchase orders; however, the foundries can allocate capacity to the production of other companies' products and reduce deliveries to us on short notice. It is possible that foundry customers that are larger and better financed than we are, or that have long-term agreements with the foundries, may induce our foundries to reallocate capacity to them. Any reallocation could impair our ability to secure the supply of semiconductors that we need.

  Each of our semiconductor products is manufactured at only one foundry and if any one foundry is unable to provide the capacity we need, we may be delayed in shipping our products, which could damage our customer relationships and result in reduced revenue.

   Although we use three separate foundries, each of our semiconductor products is manufactured at one of these foundries. If one of our foundries is unable to provide us with capacity as needed, we could experience significant delays delivering the semiconductor product being manufactured for us solely by that foundry. Also, if any of our foundries experiences financial difficulties, if they suffer any damage to their facilities or in the event of any other disruption of foundry capacity, we may not be able to qualify an alternative foundry in a timely manner. If we choose to use a new foundry or process for a particular semiconductor product, it would typically take us several months to qualify the new foundry or process before we can begin shipping products. If we cannot accomplish this qualification in a timely manner, we may still experience a significant interruption in supply of the affected products.

  If we fail to adequately forecast demand for our products, we may incur product shortages or excess product inventory.

   Our third-party manufacturers require us to provide forecasts of our anticipated manufacturing orders and place binding manufacturing orders in advance of receiving purchase orders from our customers. This may result in product shortages or excess product inventory because we cannot easily increase or decrease our forecasts. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term. Our failure to adequately forecast demand for our products could cause our quarterly operating results to fluctuate and cause our stock price to decline.

  We may experience lower than expected manufacturing yields, which would delay the production of our semiconductor products.

   The manufacture of semiconductors is a highly complex process. Minute impurities in a silicon wafer can cause a substantial number of wafers to be rejected or cause numerous die on a wafer to be nonfunctional. Semiconductor companies often encounter difficulties in achieving acceptable product yields from their manufacturers. Our foundries have from time to time experienced lower than anticipated manufacturing yields, including for our products. This often occurs during the production of new products or the installation and start-up of new process technologies. We may also experience yield problems as we migrate our manufacturing processes to smaller geometries. If we do not achieve planned yields, our product costs could increase and product availability would decrease. The risk of yield problems is exacerbated by the fact that all of our manufacturers are located outside the United States, which increases the time and effort required to identify, communicate and resolve manufacturing yield problems.

   The loss of any of the three third-party subcontractors that assemble and test all of our current products could disrupt our shipments, harm our customer relationships and reduce our sales.

   Three third-party subcontractors assemble and test all of our current products. As a result, we do not directly control our product delivery schedules, assembly and testing costs, quality assurance and control. If any of these subcontractors experiences capacity constraints or financial difficulties, if any subcontractor suffers any damage to its facilities or if there is any other disruption of assembly and testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner. We do not have long-term agreements with any of these subcontractors. We typically procure services from these suppliers on a per-order basis. Because of the amount of time that it usually takes us to qualify assemblers and testers, we could experience significant delays in product shipments if we are required to find alternative assemblers or testers for our semiconductor products. Any problems that we may encounter with the delivery, quality or cost of our products could damage our reputation and result in a loss of customers.

   We have relied, and expect to continue to rely, on a limited number of customers for a significant portion of our total revenue, and our revenue could decline due to the delay or loss of significant customer orders.

   Four customers together accounted for approximately 56% of our total revenue in 1999, and three customers together accounted for approximately 57% of our total revenue for the six months ended June 30, 2000. Revenue from these customers as a percentage of our total revenue are as follows:

   Year ended December 31, 1999

   Tyco.....................................................................  18%
   Alliant..................................................................  13
   Leadtek..................................................................  13
   Insight..................................................................  12

   Six months ended June 30, 2000

   Tyco.....................................................................  33%
   Leadtek..................................................................  14
   Insight..................................................................  10

   We expect that we will continue to depend upon a relatively small number of customers for a substantial portion of our total revenue for the foreseeable future. If we fail to successfully sell our products to one or more of our significant customers in any particular period, or if a large customer purchases less of our products, defers orders or fails to place additional orders with us, our revenue could decline and our operating results may not meet market expectations.

   We have derived a substantial majority of our total revenue from sales to the wireless handheld and automotive applications markets. If we fail to generate continued revenue from these markets or from additional markets, our revenue could decline.

   We have derived a substantial majority of our total revenue from sales to the wireless handheld and automotive applications markets. The demand for our products in these markets is uncertain and may decline. If we cannot sustain or increase sales of our products into these markets or if we fail to generate revenue from additional markets, our revenue could decline.

   If the products of our value-added manufacturer customers are not successful, sales of our products could be harmed.

   Many of our customers are value-added manufacturers who incorporate some of our semiconductor and software products as part of their products. If these value-added manufacturers cannot successfully sell their products, or produce high quality products, we may sell fewer products than we originally anticipated.

   Our future success depends on building relationships with customers that are market leaders. If we cannot establish these relationships or if these customers develop their own systems or adopt a competitor's products instead of buying our products, our business may not succeed.

   We intend to continue to pursue customers who are leaders in our target markets. We may not succeed in establishing these relationships because these companies may develop their own systems or adopt one of our competitors' products. These relationships often require us to develop new software that involves significant technological challenges. These types of customers also frequently place considerable pressure on us to meet their tight development schedules. We may have to devote a substantial amount of our limited resources to these relationships, which could detract from or delay our completion of other important development projects. Delays in development of these projects could impair our relationships with other customers and negatively impact sales of the products under development.

   Because competition for qualified personnel is intense in our industry and in our geographic regions, we may not be able to recruit and retain necessary personnel, which could impact the development or sales of our products.

   Our success will depend on our ability to attract and retain senior management, engineering, sales, marketing and other key personnel. Because of the intense competition for these personnel, particularly in the San Francisco Bay Area and Los Angeles, it is possible that we will fail to attract and retain key technical and managerial personnel. If we are unable to retain our existing personnel, or attract and train additional qualified personnel, our growth may be limited due to our lack of capacity to develop and market our products. We do not have long-term employment agreements with our key employees. The loss of any of these key employees could slow our product development processes and sales efforts or harm investors' perception of our business. We may also incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacements for key personnel. Also, we may have more difficulty attracting personnel after we become a public company because of the perception that the stock option component of our compensation package may not be as valuable.

  Our rapid growth has placed a significant strain on our management, systems and resources, and if we fail to manage this growth, our business may not succeed.

   The rapid growth that we have experienced has placed a significant strain on our management, administrative and financial resources. For example, Walter Amaral, our Senior Vice President and Chief Financial Officer, and Robert Bohn, our Vice President of Engineering, joined us within the past few months and we plan to continue to build our management team. We have also significantly expanded our operations in the United States and internationally, and we plan to continue to expand the geographic scope of our operations.

To manage our growth, we must implement and improve additional and existing administrative, financial and operations systems, procedures and controls. Our failure to manage growth could disrupt our operations and could limit our ability to pursue potential market opportunities. Further, if we need additional space, it may be difficult and expensive to find a satisfactory corporate location in the very competitive San Francisco Bay Area office leasing market. We are currently seeking additional space in the Los Angeles area where some of our engineering and product development operations are located. Additional space may not be available on commercially reasonable terms or at all.

   Defects in our products could result in a decrease of customers and revenue, unexpected expenses and loss of market share.

   Our products are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected errors or defects, especially when first introduced or when new versions are released. For example, our software products may contain errors which are not detected until after they are shipped because we cannot test for all possible scenarios. Errors or defects may not be detected until after commercial shipments, which could result in customers' rejection of our products, damage to our reputation, lost revenue, diverted development resources and increased customer service and support costs and warranty claims.

   Our agreements with some customers contain limited warranty provisions, which provide the customer with a right to damages if a defect is traced to our products or if we cannot correct errors reported during the warranty period. If our contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to product liability claims that are not covered by insurance, a successful claim could require us to pay substantial damages.

  Personal privacy concerns may limit the growth of the high-volume consumer and commercial GPS-based applications and demand for our products.

   GPS-based consumer and commercial applications rely on the ability to receive, analyze and store location information. Consumers may not accept GPS applications because of the fact that their location can be tracked by others and that this information could be collected and stored. Also, federal and state governments may disallow specific uses of GPS technology for privacy or other reasons or could subject this industry to regulation. If consumers view GPS-based applications as a threat to their privacy, demand for GPS-based products, and therefore our products, could decline.

   We intend to evaluate acquisitions or investments in complementary technologies and businesses and we may not realize the anticipated benefits of these acquisitions or investments.

   As part of our business strategy, we plan to evaluate acquisitions of, or investments in, complementary technologies and businesses. We may be unable to identify suitable acquisition candidates or be able to make these acquisitions on a commercially reasonable basis, or at all. Any future acquisitions and investments would have several risks, including:

  . our inability to successfully integrate acquired technologies or operations;

  . diversion of management's attention;

  . potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or expenses related to amortization of goodwill or other intangible assets;

  . loss of key employees of acquired businesses; and

  . our inability to recover the costs of acquisitions or investments.

   We may not realize the anticipated benefits of any acquisition or investment.

   We may not obtain sufficient patent protection, which could harm our competitive position and increase our expenses.

   Our success and ability to compete depends to a significant degree upon the protection of our proprietary technology. As of September 30, 2000, we had eight issued patents, 35 patent applications pending in the United States, and seven foreign patent applications pending. Our patent applications may not result in issued patents. Any patents issued may provide only limited protection for our technology and the rights that may be granted under any future patents that may be issued may not provide competitive advantages to us. Also, patent protection in foreign countries may be limited or unavailable where we need this protection. It is possible that competitors may independently develop similar technologies or design around our patents and competitors could successfully challenge any issued patent.

   We rely upon trademark, copyright and trade secret laws and contractual restrictions to protect our proprietary rights, and if these rights are not sufficiently protected, it could harm our ability to compete and generate revenue.

   We also rely on a combination of trademark, copyright and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. Our ability to compete and grow our business could suffer if these rights are not adequately protected. We seek to protect our source code for our software, and design code for our semiconductors, documentation and other written materials under trade secret and copyright laws. We license our software and IP cores under signed license agreements, which impose restrictions on the licensee's ability to utilize the software and IP cores. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. Our proprietary rights may not be adequately protected because:

  . laws and contractual restrictions may not prevent misappropriation of our technologies or deter others from developing similar technologies; and

  . policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use.

   The laws of other countries in which we market our products, such as some countries in the Asia/Pacific region, may offer little or no protection of our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which would harm our competitive position and market share.

   We may face intellectual property infringement claims that could be time-consuming, costly to defend and result in our loss of significant rights.

   Other parties may assert intellectual property infringement claims against us, and our products may infringe the intellectual property rights of third parties. For example, we recently entered into a settlement with a third party regarding patent infringement under which we agreed to pay approximately $5.0 million and issued warrants to purchase shares of our common stock. We may also initiate claims to defend our intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management's attention from our business. If there is a successful claim of infringement, we may be required to pay substantial damages, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Also, we may be unaware of filed patent applications that relate to our products. Parties making infringement claims may be able to obtain an injunction, which could prevent us from selling our products.

   The facilities of the independent foundries upon which we rely to manufacture all of our semiconductors are located in regions that are subject to earthquakes and other natural disasters.

   The outside foundries upon which we rely to manufacture all of our semiconductors are located in countries that are subject to earthquakes. For example, Taiwan, where one of our foundries is located, experienced a major earthquake in September 1999, which caused power outages and significant damage to Taiwan's infrastructure. Any earthquake or other natural disaster in these countries could materially disrupt these foundries' production capabilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of our products.

Risks Related to Our Industry

   We must compete successfully to gain market share.

   The market for our products is competitive and rapidly evolving. We expect competition to increase. Increased competition may result in price reductions, reduced margins or loss of market share. We may be unable to compete successfully against current or future competitors. Within each of our markets, we face competition from public and private companies as well as our customers' in-house design efforts. For chip sets, our main competitors include Analog Devices, Conexant, Motorola, Philips, QUALCOMM, Sony, STMicroelectronics and Trimble. For modules, our main competitors are Conexant, JRC, Motorola and Trimble. For licensed IP cores, our competitors include Parthus, QUALCOMM and Trimble. Licensees of our competitors' products may also compete against us.

   In the wireless market, we compete against products based on alternative location technologies such as wireless infrastructure based systems. These systems are based on technologies that compute a caller's location by measuring the differences of signals between individual base stations. If these technologies become more widely adopted, market acceptance of our products may decline. Competitors in these areas include CellLoc, Cambridge Positioning System, TruePosition and US Wireless. Further, alternative satellite-based navigation systems such as Galileo, which is being considered by European governments, may reduce the demand for GPS-based applications or cause customers to postpone decisions on whether to integrate GPS capabilities into their products.

   Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. We also believe that our success depends on our ability to establish and maintain relationships with established system providers and industry leaders. Our failure to establish and maintain these relationships, or the preemption of relationships by the actions of other competitors or us will harm our ability to penetrate emerging markets.

   We derive a substantial portion of our revenue from international sales and economic, political and other risks may harm our international sales and cause our revenue to decline.

   For the six months ended June 30, 2000, we derived 68% of our total revenue from sales to international customers. We also maintain sales offices in Europe and the Asia/Pacific region. Risks we face in conducting business internationally include:

  . difficulties and costs of staffing and managing international operations;

  . longer sales cycles and collection periods;

  . changes in currency exchange rates and controls;

  . potentially reduced protection for intellectual property rights, particularly in China;

  . unexpected changes in regulatory requirements, tariffs and other barriers;

  . potentially adverse tax consequences; and

  . international economic or political conditions, such as potential political turmoil in Taiwan.

   Also, there may be reluctance in some foreign markets to purchase products based on GPS technology, due to the control of GPS by the United States government.

   The GPS market could be subject to governmental and other regulations that may increase our cost of doing business or decrease demand for our products.

   GPS technology is restricted and its export is controlled. The United States government may restrict specific uses of GPS technology in some applications for privacy or other reasons. The United States government may also block the civilian GPS signal at any time or in hostile areas. In addition, the policies of the United States government for the use of GPS without charge may change. The growth of the GPS market could be limited by government regulation or other action. These regulations or actions could interrupt or increase our cost of doing business. Although the Federal Communications Commission has issued a mandate to implement location technology that can provide the location of all 911 callers, it may postpone the effective dates or cancel this mandate. This would likely reduce demand for location awareness technology.

   Reallocation of the radio frequency bands used by GPS technology may harm the utility and reliability of our products.

   GPS technology uses radio frequency bands that are globally allocated for radio navigation satellite services. International allocations of radio frequency bands are made by the International Telecommunications Union, a specialized technical agency of the United Nations. These allocations are further governed by radio regulations which have treaty status and which are subject to modification every two to three years by the World Radio Communication Conference. Any reallocation of radio frequency bands, including frequency band segmentation or spectrum sharing, may negatively affect the utility and reliability of GPS-based products. Also, unwanted emissions from mobile satellite services and other equipment operating in adjacent frequency bands or inband from licensed and unlicensed devices may negatively affect the utility and reliability of GPS-based products. The Federal Communications Commission continually receives proposals for new technologies and services which may seek to operate in, or across, the radio frequency bands currently used by the GPS and other public services. For example, in May 2000, the Federal Communications Commission issued a proposed rule for the operation of ultra-wideband radio devices on an unlicensed basis in the frequency bands allocated to GPS signals. If these rules become final, ultra-wideband devices might cause interference with the reception of GPS signals. This could reduce demand for GPS-based products, which could reduce our sales and revenue. Adverse decisions by the Federal Communications Commission that result in harmful interference to the delivery of the GPS signals may harm the utility and reliability of GPS-based products.

   Our technology relies on the GPS satellite network and any disruption in this network would impair the viability of our business.

   The satellites and ground support systems that provide GPS signals are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites were originally designed to have lives of six to seven years and are subject to damage by the hostile space environment in which they operate. However, of the current deployment of more than 24 satellites in orbit, some have already been in place for 11 years. To repair damaged or malfunctioning satellites is currently not economically feasible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites, or at all. A reduction in the number of operating satellites would impair the current utility of GPS and the growth of current and additional market opportunities. The United States government may not remain committed to the maintenance of GPS satellites over a long period.

Risks Related to this Offering

   Our stock price may be volatile and you may not be able to sell your shares at or above the offering price.

   Before this offering, our common stock has not been publicly traded, and an active trading market may not develop or be sustained after this offering. You may not be able to sell your shares at or above the offering price.

The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially because of:

  . actual or anticipated fluctuations in our operating results;

  . changes in or our failure to meet investors' expectations;

  . hiring or departures of key personnel;

  . speculation in the press or investment community;

  . conditions and trends in the location awareness industry, the industries of our customers and the economy as a whole; and

  . general volatility in stock market price and volume, which is particularly common among securities of software, semiconductor and other high technology companies.

   After this offering, our directors, executive officers and principal
   stockholders will own    % of our common stock and this concentration of
   ownership may allow them to elect all of our directors and could delay or prevent a change in control of SiRF.

   After this offering, our directors, executive officers and stockholders who currently own over 5% of our common stock will collectively beneficially own
approximately    % of our outstanding common stock. These stockholders, if
they vote together, will be able to significantly influence all matters requiring stockholder approval. For example, they may be able to elect all of our directors, delay or prevent a transaction in which stockholders might receive a premium over the market price for their shares or prevent changes in control or management.

   Most of our outstanding shares of common stock may be sold in the market shortly after this offering, which may cause our stock price to decline.

   Sales of a substantial number of shares of common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering or after the expiration of lockup and holding periods could cause the market price of our common stock to decline. Even the perception that significant sales could occur may cause our stock price to decline. All of the shares sold in this offering, including any shares sold if the underwriters exercise their overallotment options, will be freely
tradable. The remaining           shares of common stock outstanding after
this offering are under lock-up agreements that prohibit the sale of the shares for 180 days after the date of this prospectus. Morgan Stanley & Co. Incorporated may, in its sole discretion, release any or all of these shares before expiration of the 180-day lockup period. Immediately after the 180-day
lockup period,           shares will become available for sale. The sale of
some of these shares may be restricted by volume limitations. For a further discussion of the amounts and manner in which additional shares will be available for public sale, please see "Shares Eligible For Future Sale."

   Our stock price may decline significantly because of stock market fluctuations that affect the prices of technology stocks. A decline in our stock price could result in securities class action litigation against us, that could divert management's attention and harm our ability to execute our business plan.

   The stock market has experienced significant price and volume fluctuations that have adversely affected the market prices of common stock of technology companies. These broad market fluctuations may reduce the market price of our common stock, regardless of our actual operating performance. In the past, securities class action litigation has often been brought against a company after periods of volatility in the market price of its securities. We may in the future be a target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could harm our ability to execute our business plan.

   We may need additional capital and if funds are not available on acceptable terms, we may not be able to hire and retain employees, fund our expansion or compete effectively.

   If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. This financing may not be available in sufficient amounts on terms acceptable to us, or at all, and may be dilutive to existing stockholders. Also, newly issued securities in any financing might have rights, preferences, or priorities senior to those of existing stockholders. If adequate funds are not available or are not available on acceptable terms, our ability to hire, train or retain employees, fund our expansion, take advantage of unanticipated opportunities, develop or enhance our products or respond to competitive pressures would be significantly limited.

   Our management has significant flexibility in using the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. If our management does not use the proceeds in a manner that improves our operating results or market value, you may lose all or part of your investment.

   We intend to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that we believe will complement our business. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering. Therefore, our management will have significant flexibility in applying the net proceeds of this offering. The net proceeds could be applied in ways that do not improve our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations and the market response to the introduction of any new product offerings.

   You will incur immediate and substantial dilution in this offering.

   The initial public offering price for our common stock will be substantially higher than the net tangible book value per share of our common stock immediately after this offering. This dilution arises because our earlier investors paid less than the public offering price when they purchased shares of our common stock. You will incur additional dilution to the extent stock options or warrants are exercised. Assuming an initial public offering
price of $    per share, you will incur immediate and substantial dilution of
$    in the net tangible book value per share of the common stock you purchase in this offering.

   Our certificate of incorporation and bylaws and Delaware law contain provisions that could discourage takeovers of SiRF.

   Provisions of our certificate of incorporation and bylaws may delay, discourage or prevent a merger or acquisition that stockholders may consider favorable. These provisions include:

  . authorizing our board to issue "blank check" preferred stock;

  . eliminating the ability of stockholders to act by written consent rather than at a meeting;

  . advance notice procedures for stockholder proposals and board nominations for candidates other than those nominated by our board of directors; and

  . limiting the persons who may call special meetings of stockholders.

   Our certificate of incorporation also establishes a classified board in which only a third of our total board members will be elected at each annual stockholders' meeting. We are governed by section 203 of the Delaware General Corporation Law. Section 203 may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from consummating a merger or business combination involving us. The provisions of our certificate of incorporation, bylaws and section 203 could limit the price that investors might be willing to pay for our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements. These statements relate to our, and in some cases our customers', future plans, objectives, expectations, intentions and financial performance. In some cases, you can identify forward-looking statements because they use terms such as "anticipates," "believes," "continue," "could," "would," "estimates," "forecasts," "expects," "intends," "may," "might," "plans," "potential," "predicts," "should" or "will" or the negative of those terms or other comparable words. These statements involve risks and uncertainties that may cause industry trends or our actual results, activities or achievements to be materially different from those expressed or implied by these statements. These factors include those listed under Risk Factors and elsewhere in this prospectus.

   Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or changes in our expectations. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

                                USE OF PROCEEDS

   We estimate that the net proceeds to us from our sale of the
shares of common stock in this offering will be approximately $        at an
assumed initial public offering price of $      per share, after deducting
estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $
     .

   We intend to use the net proceeds for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire businesses, products and technologies that we believe will complement our business. We are not currently engaged in any negotiations for any acquisitions.

   We do not have more specific plans for the net proceeds from this offering. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. We will retain broad discretion in the allocation of the net proceeds of this offering.

   Pending the uses described above, we will invest the net proceeds of this offering in short-term, interest bearing, investment-grade securities. We may not invest the proceeds to yield a favorable return.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends. We do not anticipate paying cash dividends in the near future. Our bank line of credit currently prohibits the payment of dividends without the prior consent of our lender.

                                CAPITALIZATION

   The following table shows our capitalization as of June 30, 2000:

  . on an actual basis;

  . on a pro forma basis to reflect the conversion of all outstanding shares of preferred stock into common stock, including the 1,200,000 shares of series F preferred stock issued in October 2000, and the amendment of our certificate of incorporation upon completion of this offering;

  . on a pro forma as adjusted basis to further reflect the sale of the common stock offered in this offering at an assumed initial public
    offering price of $           per share, after deducting the estimated
    underwriting discounts and commissions and estimated offering expenses payable by us.

                                                     As of June 30, 2000
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                 (in thousands, except share
                                                     and per share data)
Long-term and capital lease obligations, less
 current portion............................... $     95  $     95      $ 95
                                                --------  --------      ----
Convertible preferred stock, $.0001 par value
 per share; 20,000,000 shares authorized,
 15,365,460 shares issued and outstanding,
 actual; no shares authorized, issued and
 outstanding, pro forma and pro forma as
 adjusted......................................   48,207        --        --
                                                --------  --------      ----
Stockholders' equity (deficit):
 Preferred stock, $.0001 par value per share;
  no shares authorized, issued and outstanding,
  actual; 5,000,000 shares authorized, no
  shares issued and outstanding, pro forma and
  pro forma as adjusted........................       --        --        --
 Common stock, $.0001 par value per share;
  35,000,000 shares authorized, 6,291,414
  shares issued and outstanding, actual;
  55,000,000 shares authorized, 22,856,874
  shares issued and outstanding, pro forma;
  250,000,000 shares authorized,
                  shares issued and
  outstanding, pro forma as adjusted...........   13,665         2
 Additional paid-in capital....................       --    73,870
 Deferred stock compensation...................   (9,746)   (9,746)
 Accumulated deficit...........................  (43,419)  (43,419)
                                                --------  --------      ----
  Total stockholders' equity (deficit).........  (39,500)   20,707
                                                --------  --------      ----
    Total capitalization....................... $  8,802  $ 20,802      $
                                                ========  ========      ====

   The number of shares shown as issued and outstanding in the table above excludes:

  . 582,336 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $7.45 per share;

  . 3,191,016 shares of common stock issuable upon exercise of options outstanding as of June 30, 2000 at a weighted average exercise price of $1.61 per share; and

  .                  additional shares of common stock reserved for future
    issuance under our stock plans.

                                   DILUTION

   Our pro forma net tangible book value as of June 30, 2000 was approximately
$         million or $        per share of common stock. Our pro forma net
tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of our common stock outstanding on June 30, 2000, assuming the conversion of all of our outstanding shares of preferred stock, including the 1,200,000 shares of series F preferred stock issued in October 2000, into shares of common stock.

   After giving effect to our sale of the            shares of common stock in
this offering at an assumed initial public offering price of $      per share
and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book
value as of June 30, 2000 would have been approximately $      million or
$      per share. This represents an immediate increase in pro forma net
tangible book value of $           per share to existing stockholders and an
immediate dilution of $           per share to new investors. Dilution is
determined by subtracting pro forma net tangible book value per share after the offering from the assumed initial public offering price per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share......................      $
  Pro forma net tangible book value per share as of June 30, 2000.... $
  Increase in pro forma net tangible book value per share
   attributable to new investors.....................................
                                                                      ----
Pro forma net tangible book value per share after this offering......
                                                                           ----
Dilution per share to new investors..................................      $
                                                                           ====

   The following table summarizes, on the pro forma basis described above, as of June 30, 2000, the number of shares of common stock purchased from us, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                 Shares Purchased  Total Consideration  Average
                                ------------------ ------------------- Price Per
                                  Number   Percent   Amount    Percent   Share
                                ---------- ------- ----------- ------- ---------
Existing stockholders.......... 22,856,874       % $73,072,599       %   $3.20
New investors..................
                                ----------  -----  -----------  -----
  Total........................             100.0% $            100.0%
                                ==========  =====  ===========  =====

   This discussion and table assume no exercise of any outstanding stock options or warrants. The exercise of outstanding options or warrants having an exercise price less than the offering price would increase dilution to new investors.

   If the underwriters exercise their over-allotment option in full, the following will occur:

  . the number of shares of common stock held by existing stockholders will
    decrease to approximately     % of the total number of shares of our
    common stock outstanding upon completion of this offering; and

  . the number of shares of common stock held by new investors will increase
    to           , or approximately     % of the total number of shares of
    our common stock outstanding upon completion of this offering.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data should be read with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 1998 and 1999 and June 30, 2000 and for each of the three years in the period ended December 31, 1999 and for the six months ended June 30, 2000 are derived from the consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated financial data as of December 31, 1995 and 1996 and for the period from February 3, 1995 (inception) through December 31, 1995 and the year ended December 31, 1996 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data for the six month period ended June 30, 1999 are derived from unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments that we consider necessary for a fair presentation of our operating results. Results for the six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the full fiscal year.

                             Period from                                                    Six Months
                          February 3, 1995           Year Ended December 31,              Ended June 30,
                         (inception) through -------------------------------------------  ----------------
                          December 31, 1995    1996       1997       1998        1999      1999     2000
                         ------------------- ---------  ---------  ---------  ----------  -------  -------
                                              (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenue:
 Product................       $    --       $      --  $     434  $   1,324  $    4,377  $ 1,956  $ 5,324
 Development contracts..           528             582        592        884         590      243      213
 Other..................            --              --         97        403         300      215       50
                               -------       ---------  ---------  ---------  ----------  -------  -------
  Total revenue.........           528             582      1,123      2,611       5,267    2,414    5,587
                               -------       ---------  ---------  ---------  ----------  -------  -------
Cost of revenue ........            --              --        967      2,056       3,399    1,478    2,812
                               -------       ---------  ---------  ---------  ----------  -------  -------
  Gross profit..........           528             582        156        555       1,868      936    2,775
                               -------       ---------  ---------  ---------  ----------  -------  -------
Operating expenses:
 Research and
  development...........         1,527           2,986      4,760      4,848       5,231    2,248    3,192
 Sales and marketing....           204             593      1,712      2,906       3,990    1,865    2,419
 General and
  administrative........           337             485        844      1,102       1,904      921    1,442
 Amortization of
  deferred stock
  compensation..........            --              --         --         --         454       20    2,480
 Litigation settlement
  expense...............            --              --         --         --       5,717       --      470
                               -------       ---------  ---------  ---------  ----------  -------  -------
  Total operating
   expenses.............         2,068           4,064      7,316      8,856      17,296    5,054   10,003
                               -------       ---------  ---------  ---------  ----------  -------  -------
Loss from operations....        (1,540)         (3,482)    (7,160)    (8,301)    (15,428)  (4,118)  (7,228)
                               -------       ---------  ---------  ---------  ----------  -------  -------
Other income (expense),
 net....................           305              29        143         96          42       (6)     322
                               -------       ---------  ---------  ---------  ----------  -------  -------
Net loss................       $(1,235)      $  (3,453) $  (7,017) $  (8,205) $  (15,386) $(4,124) $(6,906)
                               =======       =========  =========  =========  ==========  =======  =======
Net loss per share--
 basic and diluted......       $  (.38)      $    (.99) $   (1.78) $   (2.05) $    (3.24) $  (.88) $ (1.25)
                               =======       =========  =========  =========  ==========  =======  =======
Weighted average
 shares--basic and
 diluted................         3,223           3,479      3,934      4,283       4,958    4,802    5,529
                               =======       =========  =========  =========  ==========  =======  =======
Pro forma basic and
 diluted net loss per
 share (unaudited)......                                                      $     (.93)          $  (.33)
                                                                              ==========           =======
Shares used to compute
 pro forma basic and
 diluted net loss per
 share (unaudited)......                                                          17,266            20,679
                                                                              ==========           =======

                                   As of December 31,                  As of
                          -----------------------------------------   June 30,
                           1995    1996    1997     1998     1999      2000
                          ------  ------  -------  -------  -------  ---------
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............. $3,109  $7,746  $   977  $ 2,134  $12,865   $12,647
Working capital..........  2,888   7,202      144    2,389   12,369    13,263
Total assets.............  3,766   8,822    2,714    4,624   15,923    18,797
Long-term obligations,
 less current portion....    173     191      496      474    5,878     5,882
Convertible preferred
 stock...................  4,333  12,301   12,301   22,950   42,952    48,207
Total stockholders'
 equity (deficit)........ (1,231) (4,639) (11,546) (20,205) (35,397)  (39,500)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion should be read with the consolidated financial statements and related notes beginning on page F-1 of this prospectus. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of some events may differ materially from those expressed in these forward-looking statements because of several factors, including, but not limited to, those set forth in the section entitled "Risk Factors" appearing elsewhere in this prospectus.

Overview

   We were founded in 1995 and introduced our first generation GPS architecture, SiRFstarI, in late 1996 with a focus on automotive applications. The first product line based on this architecture went into volume production in August 1997. We introduced a low power product line, called SiRFstarI/LX, based on this architecture in October 1997. The LX family is currently in volume production. We recently introduced our SiRFstarII architecture in both chip set and IP core form. We initiated production of the first product family, called SiRFstarIIe, based on this architecture in August 2000.

   Our target markets have long design cycles and very high quality requirements and require significant up-front investments in design-in support and vendor qualification. We market and sell our products worldwide through a combination of direct sales, independent sales representatives and distributors. We also sell to value-added manufacturers which incorporate our chip sets into modules. We have a wholly-owned subsidiary that provides GPS technologies for military applications. We do not expect to generate significant revenue from our military business in the future.

   We are a fabless semiconductor company, which means that we rely on independent, third-party contractors to perform manufacturing, assembly and test functions. This approach allows us to focus more of our resources on product design and eliminate the high cost of owning and operating a semiconductor fabrication facility.

   We generate revenue from product sales, development services and license fees and support. We recognize revenue from product sales upon shipment to direct customers. We record allowances at the time of sale for warranty costs and estimated sales returns. We defer revenue from shipments to distributors under agreements allowing rights of return until our distributors sell the products to their customers. Development contract revenue consists of fees earned under development contracts and is recognized at the time the services are performed. Other revenue consists of fees from licensing our IP cores and support services revenue. Revenue from license fees is recognized upon delivery of the software. Support revenue is recognized ratably over the term of the contract.

   Cost of revenue consists primarily of the cost of manufacturing our products and salary and related costs of engineers associated with technical services, including quality assurance and test engineering. Research and development expense consists primarily of salaries, bonuses and benefits for engineering personnel, depreciation of engineering equipment, costs of outside engineering services from contractors and consultants and costs associated with test wafers and mask sets. Development costs are expensed as incurred until technological feasibility in the form of a working model has been established. Sales and marketing expense consists primarily of salaries, bonuses, benefits and related costs for sales and marketing personnel, sales commissions, public relations, tradeshows, advertising and other marketing activities. General and administrative expense consists primarily of salaries, bonuses, benefits and related costs for finance and administrative personnel and for outside service expenses including legal, accounting and recruiting.

   Amortization of deferred stock compensation results from the grant of stock options at exercise prices less than the deemed fair value of the underlying common stock on the grant date for directors, officers and employees and the deemed fair value of stock options granted to consultants. We recorded cumulative deferred stock-based compensation costs of approximately $12.7 million as of June 30, 2000 from the grant of stock options to officers, employees and consultants. We are amortizing deferred stock compensation on an accelerated basis, using a multiple option valuation approach under FASB Interpretation No. 28, over the vesting period, which is generally four years. Amortization of deferred stock compensation expense was $0 in 1997 and 1998, $454,000 in 1999 and $2.5 million for the six months ended June 30, 2000. After June 30, 2000, we expect to record deferred stock compensation of at least $9.7 million. We expect to incur deferred stock compensation of at least $3.6 million for the remainder of 2000, $3.7 million in 2001, $1.8 million in 2002 and $652,000 in 2003.

   Litigation settlement expense results from the settlement of litigation in September 2000. We recorded $5.7 million, consisting of $5.0 million in cash payments and $717,000, the approximate fair value of a warrant granted for the year ended December 31, 1999, and $470,000 for the approximate increase in the fair value of the warrant granted for the six months ended June 30, 2000.

   We issued 1,200,000 shares of series F preferred stock in October 2000. Upon completion of this offering, the shares of series F preferred stock will convert into 1,200,000 shares of common stock at a conversion price of $10.00
per share. This conversion will result in a $   million preferred stock
dividend which will be recorded in the period in which our proposed initial public offering is completed.

   Other income (expense), net consists of interest earned on our cash and cash equivalents, offset by interest expense associated with our debt obligations, and minimal income tax expense.

   We have incurred significant losses since inception and had an accumulated deficit of $43.4 million as of June 30, 2000. Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as predictive of future performance.

Quarterly Results of Operations

   The following tables present our unaudited quarterly consolidated results of operations, in dollars and as a percentage of total revenue, for the six quarters ended June 30, 2000. This information has been presented on the same basis as the audited financial statements appearing elsewhere in this prospectus and, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this information in accordance with generally accepted accounting principles. For purposes of these tables, cost of revenue, gross profit, research and development expense, sales and marketing expense and general and administrative expense do not include amortization of deferred stock compensation. The results for any quarter are not necessarily indicative of results for any future period.

                                            Three Months Ended
                          ---------------------------------------------------------------
                          Mar. 31,   June 30,   Sept. 30,  Dec. 31,   Mar. 31,   June 30,
                            1999       1999       1999       1999       2000       2000
                          --------   --------   ---------  --------   --------   --------
                                              (in thousands)
Revenue:
  Product...............  $   808    $ 1,148     $ 1,168   $ 1,253    $ 1,925    $ 3,399
  Development
   contracts............      125        118         180       167        180         33
  Other.................      155         60          30        55         50         --
                          -------    -------     -------   -------    -------    -------
    Total revenue.......    1,088      1,326       1,378     1,475      2,155      3,432
                          -------    -------     -------   -------    -------    -------
Cost of revenue.........      692        786         872     1,049      1,395      1,417
                          -------    -------     -------   -------    -------    -------
    Gross profit........      396        540         506       426        760      2,015
Operating expenses:
  Research and
   development..........    1,065      1,183       1,378     1,605      1,593      1,599
  Sales and marketing...      882        983       1,033     1,092      1,076      1,343
  General and
   administrative.......      406        515         453       530        634        808
  Amortization of
   deferred stock
   compensation.........        1         19         225       209        210      2,270
  Litigation settlement
   expense..............       --         --          --     5,717        253        217
                          -------    -------     -------   -------    -------    -------
    Total operating
     expenses...........    2,354      2,700       3,089     9,153      3,766      6,237
                          -------    -------     -------   -------    -------    -------
Loss from operations....   (1,958)    (2,160)     (2,583)   (8,727)    (3,006)    (4,222)
Other income (expense),
 net....................        4        (10)         17        31        132        190
                          -------    -------     -------   -------    -------    -------
Net loss................  $(1,954)   $(2,170)    $(2,566)  $(8,696)   $(2,874)   $(4,032)
                          =======    =======     =======   =======    =======    =======
                                            Three Months Ended
                          ---------------------------------------------------------------
                          Mar. 31,   June 30,   Sept. 30,  Dec. 31,   Mar. 31,   June 30,
                            1999       1999       1999       1999       2000       2000
                          --------   --------   ---------  --------   --------   --------
As a Percentage of Total
 Revenue:
Revenue:
  Product...............       74 %       87 %        85 %      85 %       89 %       99 %
  Development
   contracts............       12          9          13        11          9          1
  Other.................       14          4           2         4          2         --
                          -------    -------     -------   -------    -------    -------
    Total revenue.......      100        100         100       100        100        100
                          -------    -------     -------   -------    -------    -------
Cost of revenue.........       64         59          63        71         65         41
                          -------    -------     -------   -------    -------    -------
  Gross profit..........       36         41          37        29         35         59
Operating expenses:
  Research and
   development..........       98         89         100       109         74         47
  Sales and marketing...       81         74          75        74         50         39
  General and
   administrative.......       37         39          33        36         29         24
  Amortization of
   deferred stock
   compensation.........       --          1          16        14         10         66
  Litigation settlement
   expense..............       --         --          --       388         12          6
                          -------    -------     -------   -------    -------    -------
    Total operating
     expenses...........      216        204         224       621        175        182
                          -------    -------     -------   -------    -------    -------
Loss from operations....     (180)      (163)       (187)     (592)      (140)      (123)
Other income (expense),
 net....................       --         (1)          1         2          6          6
                          -------    -------     -------   -------    -------    -------
Net loss................     (180)%     (164)%      (186)%    (590)%     (134)%     (117)%
                          =======    =======     =======   =======    =======    =======

  Comparison of the Six Quarters Ended June 30, 2000

   Product revenue. Product revenue increased in each quarter as shipments of our SiRFstarI/LX product increased, partially offset by decreasing selling prices. The larger increase in product revenue in the second quarter of 2000 was primarily due to several customers reaching production volumes of our SiRFstarI/LX product.

   Development contracts revenue. Development contracts revenue has fluctuated on a quarterly basis primarily due to the timing of contracts. The increase in development contracts revenue in the second quarter of 2000, as compared to prior quarters, was primarily due to the completion of a single large contract.

   Other revenue. Other revenue has fluctuated on a quarterly basis primarily due to achievement of specific deliverables under a licensing and support agreement. This agreement was completed in the first quarter of 2000.

   Cost of revenue and gross profit. Cost of revenue increased in each quarter as our product shipments increased each quarter. We had higher costs as a percentage of total revenue in the fourth quarter of 1999 because we built more system development kits and evaluation kits and because of higher labor and facilities costs. Gross profit fluctuated quarter to quarter depending on volume, overhead costs and average selling prices. Gross margin decreased to 29% in the fourth quarter of 1999 from 37% in the third quarter of 1999 due to lower selling prices as we started high volume shipments to customers and due to the higher cost of system development tool kits and higher labor and facilities costs as compared to prior periods. Gross profit increased in the first quarter of 2000 and the second quarter of 2000 due to lower costs per unit attributed to higher volumes and increases in development contract revenue.

   Research and development. Research and development expense has generally increased in each of the six quarters ended June 30, 2000 due to the timing of product development activities. Before releasing new products, we incur one-time charges for test wafers and mask set revisions. We have also incurred additional expenses related to hiring contractors to assist in our development efforts. Also, the number of our full-time employees has increased over the six quarters ended June 30, 2000, as have related overhead expenses. We expect to continue to increase our research and development expenses in absolute dollars.

   Sales and marketing. Sales and marketing expense generally increased in each of the six quarters ended June 30, 2000. This increase was primarily due to an increase in sales and marketing personnel and commissions associated with the higher revenue. We expect sales and marketing expense to increase in absolute dollars as we increase our sales and marketing activities.

   General and administrative. General and administrative expense generally increased in each of the six quarters ended June 30, 2000 as the number of our employees and our related overhead expenses associated with our overall growth have increased. Fluctuations in general and administrative expense were primarily due to the timing of legal fees and other professional services. We expect general and administrative expense to increase in absolute dollars as we add personnel and incur additional costs related to being a public company.

   Our quarterly revenue and operating results are difficult to predict, and have in the past and may in the future fluctuate from quarter to quarter. We base our planned operating expenses in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter.

Results of Operations

   The following table sets forth, for the periods indicated, the percentage of total revenue represented by selected items reflected in our consolidated financial statements. For purposes of this table, cost of revenue, gross profit, research and development expense, sales and marketing expense and general and administrative expense do not include amortization of deferred stock compensation. The results for any interim period are not necessarily indicative of results for any future period.

                                                          Six Months Ended
                            Year Ended December 31,           June 30,
                            ---------------------------   -------------------
                             1997      1998      1999       1999       2000
                            -------   -------   -------   --------   --------
As a Percentage of Total
 Revenue:
Revenue:
  Product..................      39 %      51 %      83 %       81 %       95 %
  Development contracts....      53        34        11         10          4
  Other....................       8        15         6          9          1
                            -------   -------   -------   --------   --------
    Total revenue..........     100       100       100        100        100
                            -------   -------   -------   --------   --------
Cost of revenue............      86        79        64         61         48
                            -------   -------   -------   --------   --------
  Gross profit.............      14        21        36         39         52
Operating expenses:
  Research and
   development.............     424       186        99         92         56
  Sales and marketing......     152       111        76         76         43
  General and
   administrative..........      75        42        37         38         25
  Amortization of deferred
   stock compensation......      --        --         9          1         44
  Litigation settlement
   expense.................      --        --       109         --          8
                            -------   -------   -------   --------   --------
    Total operating
     expenses..............     651       339       328        206        176
                            -------   -------   -------   --------   --------
Loss from operations.......    (638)     (318)     (293)      (167)      (124)
Other income (expense),
 net.......................      13         4         1         --          6
                            -------   -------   -------   --------   --------
Net loss...................    (625)%    (314)%    (209)%     (168)%     (118)%
                            =======   =======   =======   ========   ========

  Comparison of the Six Months Ended June 30, 1999 and 2000

   Product revenue. Product revenue increased from $1.9 million for the six months ended June 30, 1999 to $5.3 million for the six months ended June 30, 2000. This increase was primarily due to an increase in the shipments of our SiRFstarI L/X product as several of our customers achieved volume production.

   Development contracts revenue. Development contracts revenue decreased slightly from $243,000 for the six months ended June 30, 1999 to $213,000 for the six months ended June 30, 2000. This decrease was primarily due to completion of a single large contract.

   Other revenue. Other revenue decreased from $215,000 for the six months ended June 30, 1999 to $50,000 for the six months ended June 30, 2000. This decrease was primarily due to the completion of a licensing and support agreement in 1999.

   Cost of revenue and gross profit. Cost of revenue increased from $1.5 million for the six months ended June 30, 1999 to $2.8 million for the six months ended June 30, 2000. This increase was primarily due to higher shipment levels. Gross margin increased from 39% for the six months ended June 30, 1999 to 52% for the six months ended June 30, 2000. This increase was due to an increase in sales volumes and the absorption of fixed costs, including overhead, over a larger unit volume. In addition, development contracts revenue increased period to period.

   Research and development. Research and development expense increased from $2.2 million for the six months ended June 30, 1999 to $3.2 million for the six months ended June 30, 2000. This increase was primarily due to an increase in personnel and the cost of contractors and consultants.

   Sales and marketing. Sales and marketing expense increased from $1.9 million for the six months ended June 30, 1999 to $2.4 million for the six months ended June 30, 2000. This increase was primarily due to an increase in personnel and commissions associated with the higher revenue.

   General and administrative. General and administrative expense increased from $921,000 for the six months ended June 30, 1999 to $1.4 million for the six months ended June 30, 2000. This increase was primarily due to an increase in personnel and higher legal fees and other professional services fees.

  Comparison of the Years Ended December 31, 1997, 1998 and 1999

   Product revenue. Product revenue increased from $434,000 in 1997 to $1.3 million in 1998 and to $4.4 million in 1999. This increase was primarily due to an increase in product shipments, specifically our SiRFstarI and SiRFstarI L/X products.

   Development contracts revenue. Development contracts revenue increased from $592,000 in 1997 to $884,000 in 1998 and decreased to $590,000 in 1999. The increase from 1997 to 1998 was primarily due to a large development contract from one customer. The decrease from 1998 to 1999 was primarily due to the completion of this development contract in 1998.

   Other revenue. Other revenue increased from $97,000 in 1997 to $403,000 in 1998 and decreased to $300,000 in 1999. The increase from 1997 to 1998 was primarily due to the signing of a licensing and support agreement and the achievement of specific deliverables under that agreement.

   Cost of revenue and gross profit. Cost of revenue increased from $967,000 in 1997 to $2.1 million in 1998 and to $3.4 million in 1999. This increase was primarily due to an increase in product shipments and the associated costs to produce and support these higher volumes. Gross margin increased from 14% in 1997 to 21% in 1998 to 36% in 1999. The improvement in gross profit was due to the maturing of our products, an increase in sales volumes and the absorption of fixed costs, including overhead, over a larger unit volume.

   Research and development. Research and development expense increased from $4.8 million in 1997 to $4.8 million in 1998 and to $5.2 million in 1999. This increase was primarily due to increases in hiring of engineers and consultants and, to a lesser extent, to our increasing investment in hardware and software design tools used to develop and test new products.

   Sales and marketing. Sales and marketing expense increased from $1.7 million in 1997 to $2.9 million in 1998 and to $4.0 million in 1999. The increase was primarily due to an increase in personnel and related expenses. Also, over this period, commissions increased because of higher product revenue levels, and higher marketing expenses associated with the introduction of new products.

   General and administrative. General and administrative expense increased from $844,000 in 1997 to $1.1 million in 1998 and to $1.9 million in 1999. The increase was primarily due to an increase in personnel, higher professional services fees and increased occupancy costs.

Income Taxes

   We have incurred net losses since inception for federal and state tax purposes and have not recognized any tax benefit. We are in a net deferred tax asset position, which has been fully reserved. We will continue to provide a valuation allowance for our net deferred tax assets until it becomes more likely than not that the net deferred tax assets will be realized.

   Federal and state income taxes were minimal during the years ended December 31, 1997, 1998 and 1999 as a result of our net operating losses. As of June 30, 2000, we had available federal net operating loss carryforwards of approximately $30.8 million and state net operating loss carryforwards of approximately $15.5 million. We also had research and development tax credit carryforwards of approximately $1.6 million. Federal net operating loss carryforwards will expire, if not used, at various times beginning in 2010 through 2019. State net operating loss carryforwards will expire, if not used, at various times beginning in 2003 through 2004. As of June 30, 2000, we had deferred tax assets of approximately $16.5 million, for which no benefit has been recorded in our financial statements, and which consist primarily of net operating loss and research and development tax credit carryforwards. This deferred tax asset will be recognized in future periods as any taxable income is realized and consistent profits are reported.

Liquidity and Capital Resources

   Since our incorporation in February 1995, we have financed our operations primarily through private sales of our common and preferred stock, and, to a lesser extent, through our bank line of credit and equipment lease lines. As of June 30, 2000, we had $12.7 million in cash and cash equivalents. In October 2000, we issued 1,200,000 shares of our series F preferred stock for net proceeds of $12.0 million.

   Net cash used in operating activities was $6.5 million in 1997, $8.6 million in 1998, $8.1 million in 1999 and $5.4 million for the six months ended June 30, 2000. Cash used in operating activities consisted primarily of cash used to fund operating losses and working capital.

   Net cash used in investing activities was $863,000 in 1997, $294,000 in 1998, $715,000 in 1999 and $486,000 for the six months ended June 30, 2000.
Cash used in investing activities was primarily for the purchase of property and equipment.

   Net cash provided by financing activities was $614,000 in 1997, $10.0 million in 1998, $19.6 million in 1999 and $5.7 million for the six months ended June 30, 2000. In all cases, the cash was primarily from the net proceeds from the sale of common and preferred stock.

   We have borrowed a total of $250,000 under our $3.0 million bank line of credit as of June 30, 2000. Amounts outstanding under this facility bear interest at the bank's prime interest rate plus 1.25% (10.75% at June 30, 2000) and are secured by substantially all of our assets. We also have two equipment loan agreements. We had outstanding borrowings under one of these equipment loan agreements of $364,000 as of June 30, 2000. Borrowings under this equipment loan agreement bear interest at the bank's prime rate (8.5% at June 30, 2000). Under the second equipment loan agreement, we had outstanding borrowings of $81,000 as of June 30, 2000. Borrowings under this equipment loan agreement bear interest at an annual effective rate of 15.4%. Amounts under these equipment loan agreements are collateralized by our capital equipment.

   As of June 30, 2000, our principal commitments consisted of obligations outstanding under the bank line of credit, equipment loans, capital and operating leases and the litigation settlement obligation. As of June 30, 2000, future lease commitments for our office facilities for the remainder of 2000 were $322,000, $665,000 in 2001, $680,000 in 2002, $574,000 in 2003 and
$549,000 in 2004. Additionally, as of June 30, 2000, future minimum litigation settlement obligations are $200,000 for the remainder of 2000, $200,000 in 2001 and $500,000 annually through 2010. Although we have no material commitments for capital expenditures, we anticipate an increase in our capital expenditures and lease commitments consistent with our anticipated growth.

   We believe that the net proceeds from the sale of common stock in this offering, our existing cash and cash equivalents and our bank line of credit will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity or debt securities. The sale of additional equity or convertible debt securities could result in more dilution to our stockholders. Financing arrangements may not be available to us, or may not be available in amounts or on terms acceptable to us.

Qualitative and Quantitative Disclosures about Market Risk

  Interest Rate Risk

   Our exposure to market risks for changes in interest rates relates primarily to our investment portfolio. As of June 30, 2000, our cash and investment portfolio consisted of money market funds and other investment-grade investments with maturities of less than 60 days and did not include fixed-income securities. Due to the short-term nature of our investment portfolio, an immediate 10% increase in interest rates would not have a material effect on the fair market value of our portfolio. Since we believe we have the ability to liquidate this portfolio, we do not expect our operating results or cash flows to be materially affected to any significant degree by the effect of a sudden change in market interest rates on our investment portfolio.

  Foreign Currency Exchange Risk

   Our exposure to adverse movements in foreign currency exchange rates is primarily related to our subsidiaries' operating expenses, primarily in the United Kingdom and Taiwan, denominated in the respective local currency. A hypothetical change of 10% in foreign currency exchange rates would not have a material impact on our consolidated financial statements or results of operations. All of our sales are transacted in U.S. dollars.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard, or SFAS, 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts, and for hedging activities. It requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Accounting for changes in the values of those derivatives depends on the intended use of the derivatives and whether they qualify for hedge accounting. SFAS 133, as amended by SFAS 137 and SFAS 138, is effective for fiscal years beginning after June 15, 2000. Historically, we have not entered into derivatives contracts either to hedge existing risks or for speculative purposes. We have not completed our assesment of the impact of SFAS No. 133 on our financial position, results of operations or cash flows.

   In December 1999, the Securities and Exchange Commission published Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements and provides interpretations regarding the application of generally accepted accounting principles to revenue recognition where there is an absence of authoritative literature addressing a specific arrangement or a specific industry. SAB 101 is effective for us in the fourth quarter of fiscal 2000. We believe our revenue recognition practices comply with the applicable guidance in SAB 101 and therefore we do not expect the adoption of SAB 101 to have a material effect on our financial statements.

   In March 2000, the FASB issued FASB Interpretation No. 44, or FIN 44, "Accounting for Certain Transactions involving Stock Compensation," an interpretation of APB 25. FIN 44 provides guidance on the application of APB 25 for stock compensation involving employees. FIN 44 is effective July 1, 2000, but some of its conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. We believe that the impact of FIN 44 will not have a material effect on our financial statements.

                                   BUSINESS

Overview

   We develop and market semiconductor and software products which are designed to utilize GPS to enable location awareness in high-volume mobile consumer devices and commercial applications. We market and sell our products in four target markets: wireless handheld, automotive, portable computing and embedded consumer applications.

Industry Background

   Rapid technological advances in wireless communications are enabling greater mobile connectivity among individuals. Mobile telephones, and the networks that support them, now allow people to communicate from almost anywhere. According to industry research firm Dataquest, 283 million new mobile telephones were sold in 1999, a number expected to grow to over 852 million new phones in 2003. Dataquest also estimates that 3.9 million handheld computers, also referred to as personal digital assistants or PDAs, were sold in 1998, and projects that approximately 21 million will be sold in 2003. In addition to their primary functions, these devices are increasingly able to access the Internet through the wireless infrastucture.

   As small, relatively inexpensive Internet access devices gain broader acceptance among consumers, a range of new data services can be tailored to individual needs and delivered to consumers through these mobile devices. For example, e-mail and real-time news and information can be delivered to Internet-enabled cellular telephones and PDAs. While remote access to these services can provide significant convenience and other benefits, the value of data services such as these would be greatly enhanced by the ability of a mobile device to determine its location, and potentially transmit that information or receive information relevant to a person based on the person's location. This capability is frequently referred to as location awareness. For example, emergency services can be delivered quickly to a stranded motorist if the motorist's location is known.

   Location technologies are in use today for sophisticated commercial and military applications. Aircraft, ships and munitions rely on complex navigation systems to guide them to their destinations, and surveying and precision agriculture require systems that calibrate location very accurately. In addition, location technologies are beginning to be used for fleet management and automatic vehicle location in commercial fleets. Traditional systems for these commercial applications are sold in relatively low volumes and are generally very expensive.

  The Global Positioning System

   Most location-aware applications today rely upon GPS. GPS is based on a system of more than 24 satellites that transmit longitude, latitude, altitude and time information to GPS receiving and processing devices anywhere in the world. The system initially was developed in the 1980s for defense applications and is maintained by the United States Department of Defense. The GPS satellites broadcast two types of signals. One is restricted for military uses, while access to the second signal is available for commercial uses free of charge. The typical accuracy of commercial GPS in outdoor environments with full satellite visibility is approximately 10-15 meters.

  GPS in High-Volume Consumer and Commercial Applications

   Recent technological advances have created the potential for location technologies to be widely deployed in high-volume consumer and commercial applications. High-volume consumer and commercial applications can be generally classified into three groups: convenience, safety and security and mobile information access. An example of a convenience application is the many handheld devices available today that provide personal navigation and map capabilities. Personal safety and security can be enhanced through the ability to locate and track lost persons and those in need of medical attention, particularly children and the elderly. According to a 1998 article in GPS World, 25% of people calling 911 on their cellular phones cannot accurately describe their locations to the dispatcher. Location awareness also provides the ability to locate and track valuable property. Mobile information access would be useful, for example, to a driver trying to locate the closest gas station or looking for real-time traffic information.

   A number of trends are accelerating the adoption of location technologies in consumer and commercial applications. Many wireless carriers offering Internet access through cellular telephones are providing additional services as a way to differentiate themselves in a competitive market. For example, in Japan, NTT DoCoMo, which has announced 11 million subscribers for its i-mode data services delivered to mobile devices, has recently developed a system known as DoCoMo Location Platform, or DLP, to provide, among other things, location-based services and content to a range of mobile devices. Also, the United States Federal Communications Commission has issued a mandate known as E911 which requires that wireless carriers phase in, starting in October 2001, location technologies that are capable of providing the location of 911 callers within a range of 50 to 300 meters. In addition, several automobile manufacturers are integrating location technology for navigation and emergency response applications into their vehicles. According to Dataquest, approximately three million GPS-based automotive navigation systems were sold in 1999. Dataquest expects this number to increase to 13 million by 2003.

   To successfully use GPS technology for high-volume consumer and commercial applications, a number of significant challenges must be met. The GPS satellites transmit very weak signals and traditional receiving devices require direct lines of sight to multiple satellites. As a result, traditional GPS devices designed for open sky environments do not function effectively in obstructed environments such as urban areas, indoors and under dense foliage. In contrast to military and professional applications of GPS that require low volumes of expensive GPS systems, consumer devices must be manufactured in high volumes and at low cost. Many battery-powered mobile devices are small and have stringent power consumption and heat dissipation requirements. The manufacturers of these devices must bring them to market quickly and therefore need standardized GPS products that can be readily integrated with other systems and networks, as opposed to larger stand-alone GPS products. High-volume consumer and commercial applications also typically require very fast access to location information and short start-up times. Traditional architectures are not designed to meet the size, cost, performance and needs of the high-volume consumer and commercial applications market.

The SiRF Solution

   We develop and market semiconductor and software products based on GPS which are designed to enable location awareness in high-volume mobile consumer devices and commercial applications. Key benefits of our solution include the following:

   Small size and low power consumption facilitate integration of location awareness into portable mobile devices. Most portable devices must be small and lightweight and have stringent power consumption requirements. Our semiconductors integrate digital signal processing functions, enabling GPS receivers to be as small as a postage stamp. We continually work to further reduce the size of our products using advanced manufacturing and packaging techniques. Using these techniques, as well as our power management technologies, we can also reduce average power consumption and heat generation.

   High-performance signal processing enables increased availability of location information in obstructed environments. In urban areas, indoors and under dense foliage, a significant constraint on the effectiveness of GPS is the intermittent availability and degradation of satellite signals because the signals can be physically blocked or reflected. We have designed our products to use sophisticated algorithms and software and efficient hardware designs to enable them to detect and use signals significantly weaker than those which are utilized by traditional GPS devices. Our products also have hardware and software features that can process reflected signals for greater accuracy. We have also developed rapid signal acquisition capabilities that can significantly improve the performance of GPS devices in urban areas, indoors and under dense foliage.

   Architecture facilitates efficient integration of GPS capabilities into multiple devices. We develop standardized products for high-volume applications. Our software architecture and hardware interfaces are designed to be portable and modular, enabling them to be easily integrated with a range of system configurations. In contrast to traditional GPS devices, which were designed to provide only GPS functions, our architecture is designed to enable GPS capabilities to be incorporated as a separate additional function. Alternatively, one of our architectures incorporates processing capabilities, which eliminates the need for the host device to supply central processing capabilities and can reduce device size and cost.

   Tool kits and value-added manufacturer relationships enable fast time to market. Many of our customers in high-volume consumer and commercial markets need to bring their products to market quickly with minimal engineering investment in GPS technology. Customers that require GPS functionality to be added quickly to devices designed primarily for other functions can purchase GPS modules or boards that include our chip sets from our value-added manufacturer customers. By purchasing our products as chip sets or modules, our customers can focus on developing their products and bringing them to market quickly. Our reference designs, tool kits and technical support enable these customers to more easily incorporate GPS technology in their products.

   Designed for high-volume applications. For most high-volume consumer and commercial GPS applications, an accuracy of 10-15 meters is sufficient. Our products deliver this level of performance at a relatively low cost, in contrast to GPS solutions that provide centimeter-level accuracy at a correspondingly higher cost. For applications which require greater accuracy, we also provide support for differential GPS, or DGPS, technology, which can improve the accuracy of a standard GPS device to one to five meters.

   Cost-effective solution. Our hardware and software architectures are designed to enable our customers to integrate GPS into their products cost-effectively. We offer licenses of our IP cores to companies with high-volume requirements. This enables them to integrate location technology into their products at a low cost because they do not have to purchase separate chip sets. We have dedicated engineering resources to support the integration of our technology into customer products.

Our Strategy

   Our objective is to be the leading provider of innovative and cost-effective semiconductor and software products for location awareness in high-volume consumer and commercial applications and wireless communications. To achieve this objective, we plan to:

   Continue to target markets which we believe have high-volume and high-growth potential. We intend to continue to focus on markets which we believe have the potential for high product volumes such as wireless handheld, automotive, portable computing and embedded consumer applications. We plan to take advantage of our engineering expertise to design our products for specific platforms. We also intend to use our existing industry relationships and sales channels to extend our market reach and expand our indirect sales channels by establishing relationships with leading value-added manufacturers and semiconductor vendors which have a strong presence in these markets.

   Maintain technological leadership. We believe that we have developed some of the most advanced GPS signal detection and processing technologies available for high-volume consumer and commercial applications. Since our inception in February 1995, our technical team has grown to approximately 70 employees, and we intend to continue to make substantial investments in research and development. We believe we have industry-leading design cycle times, having introduced our first generation GPS product line in 1996 and introduced our third generation product line in 1999. We intend to strengthen our market position by incorporating the latest technology and through rapid product development cycles.

   Strengthen and expand relationships with industry leaders. We have relationships with industry leaders in our target markets, such as Nokia, Aisin AW, Ericsson, Matsushita and NTT DoCoMo. These relationships provide us with insights as to future customer requirements, wireless communications trends and emerging technologies. We intend to continue to work closely with these companies to anticipate industry trends and future product requirements.

   Help to develop industry standards to increase demand for location awareness applications. We intend to continue to actively participate in the standardization efforts for the integration of location technology into the wireless infrastructure in order to increase demand for location awareness devices. We also intend to continue our active participation in wireless standards-setting bodies such as the Telecommunication Industry Association and the European Telecommunications Standards Institute, as well as with carriers that influence industry standards such as NTT DoCoMo.

   Leverage fabless semiconductor model. We intend to continue to use third parties to manufacture our chip sets. This fabless model allows us to focus more of our resources on our product design and marketing and eliminates the high cost of owning and operating a semiconductor fabrication facility. By using third party manufacturers, we can take advantage of the research and development efforts of leading manufacturers and maintain flexibility in choosing suppliers that meet our technology and cost requirements. We intend to work with multiple third party manufacturers to ensure multiple sources for, and the cost-effectiveness, quality and high performance of, our products.

   Strengthen our market presence through selected acquisitions. We intend to actively pursue acquisitions of companies or technologies that can add to or complement our solutions. We believe this approach can enable us to increase our market penetration and broaden our technology and product offerings.

Products

   We offer two lines of semiconductor products, as well as software products which help integrate our semiconductors into our customers' products. We introduced our first generation product architecture, called SiRFstarI, in 1996 with a focus on automotive applications. We introduced a low power product line, called SiRFstarI/LX, based on this architecture in late 1997. We recently introduced our SiRFstarII architecture in both IP core and chip set forms. SiRFstarIIe is our first chip set product line based on this architecture.

   Each of our product lines consists of two integrated circuits--one to detect and handle radio frequency signals from GPS satellites and the other to help process those signals to create data--and core GPS software that searches satellite signals and uses satellite data to calculate location. In addition to chip sets and core software, we also provide software designed for different customer platforms such as wireless handheld and automotive applications.

   Our products are currently used in automobile navigation systems, property tracking devices, fleet management systems, GPS-based portable computing peripheral devices and handheld GPS navigation devices for outdoor activities. The following table summarizes the features of our products.


      Products                  Description


      SiRFstarI/LX product line . Radio frequency integrated circuit
                                . Digital signal processing circuit
                                . Embedded core software
                                . External processor and memory
    --------------------------------------------------------------------------

      SiRFstarIIe product line  . Radio frequency integrated circuit
                                . Enhanced digital signal processing circuit
                                  with built in DGPS processor
                                . Embedded core software
                                . Internal processor and memory
    --------------------------------------------------------------------------

      SiRFLoc                   . Software for wireless devices that provides
                                  enhanced location information using the
                                  capabilities of the wireless networks.
    --------------------------------------------------------------------------

      SiRFDRive                 . Software for automotive applications that
                                  enhances positioning by using other sensors
                                  such as an odometer.
    --------------------------------------------------------------------------

      WinSiRF                   . Software for portable computing devices that
                                  shares resources with the host platform.


   Our SiRFstarI/LX and SiRFstarIIe product lines are available to our customers in three forms: modules, chip sets and as licensed IP cores. Customers which require GPS functionality to be added quickly to devices designed primarily for other functions may purchase complete GPS modules based on our chip sets from our value-added manufacturer customers. These modules consist of our semiconductors mounted on a board that can be readily added to a device. For customers with high-volume requirements or unique system requirements, we sell our products as chip sets, which can be integrated into the designs of their products. For customers that have very high-volume, cost-sensitive applications such as cellular phones, we offer our technology in IP core form, consisting of the design code for our semiconductors and the source code for our embedded software.

   We have developed platform-specific software products which are designed to enable our semiconductors to be more easily integrated into specific applications. SiRFLoc is software for wireless devices that takes advantage of the capabilities of wireless networks to enhance the weak signal receiving capability of GPS devices. SiRFDRive is software for automotive applications which uses inputs form the gyroscope, odometer and other sensors in the automobile to complement the GPS satellite signal. WinSiRF enables the navigation function to be performed by the host processor, which can reduce the cost of the GPS sub-system.

   In addition to our semiconductor and software products, we provide two types of tool kits: evaluation kits and system development kits. Evaluation kits consist of our products and other components needed to build a GPS module as well as software, enabling potential customers to evaluate the performance of our products for their specific environment and application. System development kits are designed to make it easier for our customers to incorporate our GPS technology into their products and reduce their time to market. System development kits consist of hardware reference design information, a software development platform and software tools to link our software to the customer's system software. We also offer utility software to our customers to assist them in high-volume manufacturing and testing.

Technology

   Our SiRFstar GPS architectures contain several features which we believe differentiate our products from our competitors such as more rapid signal acquisition, better reception of weaker signals, lower power consumption, less heat generation and greater accuracy in a cost-effective structure.

   The following illustration shows the principal elements of our SiRFstarI and SiRFstarII architectures:

                        [SiRFstar Architecture diagram]

   [Central Processing Unit] [Random Access Memory] [Program Memory (Flash)]
                |                       |                       |
                |                       |                       |
   [-----------------------------------------------------------------------]
      [SiRFstar I/LX            [SiRFstar/LX
       Digital Signal ---------- Radio Frequency    ---------- [Antenna]
            Processor]           Integrated Circuit]
                                        |
                                        |
                           Intermediate Frequency Filter


[SiRFstar IIe                         [SiRFstar IIe
 Enhanced Digital Signal               Radio Frequency
 Processor & DGPS]                     Integrated Circuits]

   The following are the key SiRFstar GPS architectural features implemented in our hardware and software products.


  Features                       Description                Customer Benefit


  SnapLock Signal Acquisition    . Reacquires satellite     Rapid response time
                                   signals rapidly after
                                   emerging from an
                                   obstructed area, for
                                   example, when an
                                   automobile passes
                                   through intersections
                                   in an urban area.
                                 . Re-establishes
                                   position quickly using
                                   re-acquired signal.
----------------------------------------------------------------------------------------

  SnapStart Fast Start           . Obtains a position fix   Rapid response time
                                   in two to three
                                   seconds, even after
                                   the receiver has been
                                   idle for up to 30
                                   minutes.
----------------------------------------------------------------------------------------

  FoliageLock Signal Sensitivity . Detects signals with     Improved signal availability
                                   less than 10% of
                                   normal strength.
                                 . Continues operating in
                                   dense foliage.
----------------------------------------------------------------------------------------
  SingleSat Positioning          . Enables automotive GPS   Improved signal availability
                                   applications to
                                   operate during short
                                   intervals when only
                                   one satellite is
                                   visible.
                                 . Permits continued
                                   navigation in urban
                                   areas.
----------------------------------------------------------------------------------------

  Dual Multipath Rejection       . Reduces errors caused    Improved accuracy
                                   by reflected signals.
                                 . Improves GPS accuracy
                                   in obstructed
                                   environments.
----------------------------------------------------------------------------------------

  Differential GPS Support       . Corrects errors in       Improved accuracy
                                   standard GPS signals
                                   using supplementary
                                   signals.
                                 . Supports Federal
                                   Aviation
                                   Administrations's wide
                                   area augmentation
                                   system.
                                 . Improves GPS accuracy
                                   to one to five meters.
----------------------------------------------------------------------------------------

  TricklePower Power Management  . Reduces power            Lower power consumption
                                   consumption and heat
                                   dissipation.
                                 . Increases battery life
                                   and allows smaller
                                   device sizes.
----------------------------------------------------------------------------------------

  Push-to-Fix Mode               . Reduces average power    Lower power consumption
                                   consumption for on-
                                   demand position
                                   applications such as
                                   E911 and personal
                                   locators.

  Semiconductor Design Methodologies

   We use advanced design tools and manufacturing process technologies in our design methodology, which helps reduce die size, power consumption, heat generation and cost for a given function. We further integrate specialized tools to accelerate design and verification time and to reduce the number of modification iterations.

   Several factors must be taken into account in the design of GPS-based semiconductors. Because the GPS satellite system employs a very high carrier frequency and very low signal strength, handling noise interference is difficult and requires custom semiconductor design. In addition, reliability concerns, such as electrical static discharge and electromigration, further complicate the design considerations. We have adopted a design approach, known as the custom own tooling approach, for our radio frequency semiconductors to address these issues. Our engineers design the entire circuit and layout, which are delivered to our foundries as a physical layout database. We then receive processed wafers from these foundries.

   For our digital signal processing semiconductors, we use bulk CMOS process technology and the turnkey design approach, which takes advantage of existing IP cores and cell libraries offered by our foundries. We deliver to the foundries fully simulated netlists, which are instructions for using these IP cores and cell libraries, and we receive fully tested and packaged parts.

  Software Test Methodologies

   Because the GPS satellites are constantly in motion, continuous position fixes at the same physical location do not necessarily result in identical outputs. Moreover, different terrestrial environments will produce different test results. Laboratory simulation cannot predict all possible scenarios, making automated test and complete test coverage for GPS products difficult. We have developed extensive test methodologies for both laboratory and road testing to assure the quality of our software products.

Customers

   We target four major markets: wireless handheld, automotive, portable computing and embedded consumer applications. The following is a list of our top direct and indirect customers in each of our four target markets, based on orders placed during the first half of 2000:


         Market                                  Customer


         Wireless Handheld Applications          CSI Wireless Link
                                                 Ericsson
                                                 Nokia
                                                 Tyco
            ------------------------------------------------------------------

         Automotive Applications                 Aisin AW
                                                 Axiom
                                                 QUALCOMM
                                                 Time Management
            ------------------------------------------------------------------

         Portable Computing Applications         Global Stat
                                                 Pharos Science & Applications
                                                 Royal Tek
                                                 Taiwan Falcon Aerospace
            ------------------------------------------------------------------

         Embedded Consumer Applications          C-Map Italia
                                                 Leadtek
                                                 Raytheon Marine
                                                 Silva Production

   Tyco, Alliant, Leadtek and Insight each accounted for at least 10% of our total revenue in 1999. Tyco, Leadtek and Insight each accounted for at least 10% of our total revenue for the six months ended June 30, 2000.

Manufacturing

   We use independent semiconductor manufacturers to fabricate our chip sets. By contracting our manufacturing, we are able to focus more of our resources on product design and eliminate the high cost of owning and operating a semiconductor fabrication facility. This fabless business model also allows us to take advantage of the research and development efforts of leading manufacturers and to maintain flexibility in choosing suppliers that meet our technology and cost requirements. We manufacture our products using complementary metal oxide semiconductor, or CMOS, bipolar or a combination of bipolar and CMOS process technologies.

   We design our products to be compatible with industry standard manufacturing processes, allowing us to work with multiple manufacturers. Our foundries are United Microelectronics in Taiwan, Samsung in South Korea and NEC in Japan. Each foundry currently manufactures only one of our semiconductors. We prequalify each manufacturing plant that we intend to use by having our quality assurance team evaluate each plant. We maintain an operations and quality engineering group that manages manufacturing logistics, including product planning, work-in-progress control, shipping and receiving and our relationships with contractors. While we believe we have adequate capacity to support our current sales levels, we intend to continue to work with our existing foundries to obtain more production capacity and we intend to qualify new foundries to provide additional production capacity.

  Assembly and Test

   ASAT of Hong Kong, ASE of Taiwan and Samsung conduct our assembly and testing. All testing is performed on standardized equipment using proprietary programs developed by our test engineering group. We use standard, readily available packages for all of our products.

  Quality Assurance

   We focus on product reliability from the initial stage of the design cycle through each specific design process. We review quality and reliability data from our foundries and assembly subcontractors through each stage of the production cycle. We closely monitor foundry production to enhance product quality and reliability and yield levels. Each of our software products undergoes alpha, beta and production test cycles. We also have a software quality assurance organization. We are certified by the International Standards Organization quality standard called ISO9001 and we actively monitor emerging quality standards.

Sales and Marketing

   We market and sell our products worldwide though a combination of direct sales, independent sales representatives and distributors. For customers which want modules that incorporate our chip sets, we refer them to our value-added manufacturer customers. We have four direct sales offices in the United States, the United Kingdom and Taiwan. We also have distributors in the United States, Europe and the Asia/Pacific region. We have a number of marketing programs to support the sale of our products and to increase brand awareness, including participation in industry tradeshows, technical conferences and technology seminars, sales training, advertising and public relations. As of June 30, 2000, we had 26 people in our sales and marketing organization.

Research and Development

   We devote a substantial portion of our resources to developing new products and enhancing our existing products, conducting product testing and quality assurance testing, improving our core technology and strengthening our technological expertise in the GPS market. Our engineering team has expertise in architecture design, wireless communication algorithms, system engineering, digital signal processing circuit design, radio frequency integrated circuit design and software engineering. We have dedicated engineering teams for systems design, digital signal processing circuit design, radio frequency integrated circuit design, software design and product test and validation. As of June 30, 2000, our research and development group included 45 engineers. Our research and development expenditures were approximately $4.8 million in 1997, $4.8 million in 1998, $5.2 million in 1999 and $3.2 million for the six months ended June 30, 2000.

Competition

   The market for our products is competitive and rapidly evolving. We expect competition to increase, which may result in price reductions, reduced margins or loss of market share. We may be unable to compete successfully against current or future competitors.

   Within each of our markets, we face competition from public and private companies as well as our customers' in-house design efforts. For chip sets, our main competitors include Analog Devices, Conexant, Motorola, Philips, QUALCOMM, Sony, STMicroelectronics and Trimble. For modules, our main competitors are Conexant, JRC, Motorola and Trimble. For licensed IP cores, our main competitors include Parthus, QUALCOMM and Trimble. Licensees of intellectual property from our competitors may also compete against us.

   In the wireless market, we compete against solutions based on alternative location technologies such as wireless infrastructure based systems. These systems are based on technologies that compute a caller's location by measuring the differences of signals between individual base stations. If these technologies become more widely adopted, market acceptance of our products may decline. Competitors in these areas include CellLoc, Cambridge Positioning System, TruePosition and US Wireless. Further, alternative satellite-based navigation systems such as Galileo, which is being considered by European governments, may reduce the demand for GPS-based applications or cause customers to postpone decisions on whether to integrate GPS into their products.

   We believe that the key competitive factors in our market include:

  . the cost effectiveness of the location technology;

  . performance in terms of availability, accuracy and time required to fix a location;

  . low power consumption;

  . high integration to reduce the size of the product;

  . system development tool kits and design support to enable rapid time to market;

  . the ability to provide products in the form of chip sets, modules and licensed intellectual property; and

  . the ability to ship products in high volumes.

   In addition, in the wireless market, the ability to support location in both handsets as well as the wireless network is an important competitive factor in the wireless market. We believe we compete favorably with respect to each of these factors.

   Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do. We also believe that our success depends on our ability to establish and maintain relationships with established system providers and industry leaders. Our failure to establish and maintain these relationships, or the preemption of relationships by the actions of other competitors or us will harm our ability to penetrate emerging markets.

Intellectual Property

   As of September 30, 2000, we had eight issued patents and 35 patent applications pending in the United States, and we intend to seek additional patents in the future. We also have seven foreign patent applications pending. We do not know if our patent applications or any future patent application will result in a patent being issued with the scope of the claims we seek, if at all, or whether any patents we may receive will be challenged or invalidated. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages.

   Our success also depends on our other rights in proprietary technology. We rely on a combination of copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights that are not protected by patents, and we enter into confidentiality agreements with our employees and consultants. We generally require our customers to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspects of our products, technology or business plans. Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. In addition, our competitors may independently develop technology similar to ours. These precautions may not prevent misappropriation or infringement of our intellectual property.

   Third parties could infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, other parties may assert infringement claims against us. Although we have not received notice of any alleged infringement, our products may infringe issued patents that may relate to our products. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our products. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. We may also be required to resort to litigation to enforce our intellectual property rights. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running our business. This litigation could also require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis would harm our business.

Employees

   As of June 30, 2000, we had 100 full-time employees, including 45 in research and development, 26 in sales and marketing, 17 in operations and 12 in general and administrative. None of our employees is covered by a collective bargaining agreement. We believe our relations with our employees are good.

Legal Proceedings

   We are not a party to any material legal proceeding. We may be subject to various claims and legal actions arising in the ordinary course of business.

Facilities

   Our corporate headquarters are located in San Jose, California, where we occupy approximately 25,000 square feet under a lease expiring in November 2003. We also lease approximately 7,050 square feet in Los Angeles, California, which serves as one of our engineering and product development locations. This lease expires in March 2003. We are currently seeking to lease additional space in Los Angeles and San Jose. Additional space may not be available on commercially reasonable terms, if at all.

                                  MANAGEMENT

Executive Officers and Directors

   The names and ages of our executive officers and directors as of September 30, 2000 are as follows:

Name                     Age                       Position
----                     ---                       --------
Jackson Hu.............. 51  Chief Executive Officer, President and Director
Diosdado Banatao........ 54  Chairman of the Board and Founder
Walter D. Amaral........ 49  Senior Vice President and Chief Financial Officer
Robert H. Bagheri....... 44  Vice President of Operations, Quality and Reliability
Robert E. Bohn.......... 55  Vice President of Engineering
Kanwar Chadha........... 40  Vice President of Marketing, Director and Founder
Mark S. Scheible........ 50  Vice President of Sales
Filemon T. Berba, Jr.... 62  Director
Oscar M. Lopez.......... 70  Director
Ming-Kai Tsai........... 50  Director
Fred Wong............... 49  Director

   Jackson Hu. Mr. Hu has served as our Chief Executive Officer and President and as one of our directors since October 1996. Prior to joining SiRF, from June 1989 to August 1996, Mr. Hu served as senior vice president and general manager at S3 Incorporated, a designer and manufacturer of graphics and video accelerators for personal computers and peripheral products. Mr. Hu holds a B.S. in electrical engineering from National Taiwan University, a Ph.D. in computer science from the University of Illinois and an M.B.A. from Santa Clara University.

   Diosdado Banatao. Mr. Banatao co-founded SiRF in February 1995 and has served as our Chairman since our inception. Mr. Banatao has served as a managing partner of Tallwood Venture Capital, a venture capital firm, since June 2000. From January 1998 to May 2000, Mr. Banatao served as a venture partner at Mayfield Fund, a venture capital firm. Mr. Banatao founded S3, where he served as President and Chief Executive Officer from 1989 until 1992 and as Chairman from 1992 to December 1997. Mr. Banatao also serves on the board of directors of Marvell Technology Group, Ltd. Mr. Banatao holds a B.S. in electrical engineering from the Mapua Institute of Technology and an M.S. in electrical engineering and computer science from Stanford University.

   Walter D. Amaral. Mr. Amaral has served as our Senior Vice President and Chief Financial Officer since August 2000. Prior to joining SiRF, from August 1997 to August 2000, Mr. Amaral served as Senior Vice President and Chief Financial Officer at S3. From April 1995 to August 1997, Mr. Amaral served as Senior Vice President and Chief Financial Officer at NetManage, Inc., a software company. Mr. Amaral holds a B.S. in Accounting from San Jose State University.

   Robert H. Bagheri. Mr. Bagheri has served as our Vice President of Operations, Quality and Reliability since April 1999 and as our Director of Operations, Quality and Reliability from January 1997 to April 1999. From May 1995 to January 1997, Mr. Bagheri served as Director of Product and Test Engineering at S3. Mr. Bagheri holds a B.S. in electrical engineering from the Cleveland Institute of Technology.

   Robert E. Bohn. Mr. Bohn has served as our Vice President of Engineering since July 2000. Prior to joining SiRF, Mr. Bohn served as Vice President of Engineering and General Manager of the GPS Consumer Products Group of Magellan, a satellite access products company, from August 1997 to April 2000. From September 1996 to June 1997, Mr. Bohn served as the Vice President of Systems for ELMS Systems Corporation, a CD library company. From July 1993 to August 1996, Mr. Bohn served as the Director of Engineering for desktop and server systems at AST Computers, a personal computer company. Mr. Bohn holds a B.S. in electrical engineering and mathematics from the University of Michigan and an M.S. in management science from West Coast University.

   Kanwar Chadha. Mr. Chadha co-founded SiRF in February 1995 and has served as our Vice President of Marketing and as one of our directors since our inception. Prior to founding SiRF, Mr. Chadha served as Director of Strategic Marketing at S3 and started the multimedia group at S3. Mr. Chadha holds a B.S. in electrical engineering from the Indian Institute of Technology, New Delhi, an M.S. degree in computer and information science from the University of Pennsylvania and an M.B.A. from the Wharton School of Business.

   Mark S. Scheible. Mr. Scheible has served as our Vice President of Sales since January 1997. Prior to joining SiRF, Mr. Scheible served as Vice President of Worldwide Field Sales for S3 from February 1995 to January 1997 and as Director of Worldwide Field Sales for S3 from April 1990 to February 1995. Mr. Scheible holds a B.S. in industrial engineering from San Jose State University.

   Filemon T. Berba, Jr. Mr. Berba has served as one of our directors since June 1995. Since January 1991, Mr. Berba has served as senior managing director of Ayala Corporation, a conglomerate based in the Philippines. Since January 1991, Mr. Berba has served as Vice-Chairman and Chief Executive Officer of Integrated Microelectronics, an electronics manufacturing subcontractor. Mr. Berba also serves on the board of directors of the Manila Water Company, Inc. Mr. Berba holds a B.S. in electrical engineering from the University of the Philippines and an M.B.A. from the Wharton School of Business.

   Oscar M. Lopez. Mr. Lopez has served as one of our directors since August 1995. Since 1986, Mr. Lopez has served as the Chairman of the Lopez Group, a company engaged in power and energy, telecommunications, television, radio broadcasting and cable, infrastructure and real estate and manufacturing businesses. Mr. Lopez also serves as chairman of several subsidiaries within the Lopez Group. Mr. Lopez holds a B.A. from Harvard University and a M.A. in Public Administration from Harvard's Littauer School of Public Administration.

   Ming-Kai Tsai. Mr. Tsai has served as one of our directors since December 1996. Since 1983, Mr. Tsai has held several positions at the UMC Group, a Taiwanese semiconductor manufacturing company, and has served as the Chairman of Faraday Technology of the UMC Group since 1998. Mr. Tsai holds a B.S. in electronic engineering from Taiwan University and an M.S. in electronic engineering from the University of Cincinnati.

   Fred Wong. Mr. Wong has served as one of our directors since December 1996. Mr. Wong currently serves as a partner of InveStar Capital, Inc., a venture capital firm. From 1996 to December 1997, Mr. Wong was the Principal of Wong & Associates Consulting Co., a consulting firm. From 1992 to 1996, Mr. Wong was the Vice President and General Manager of Varian Associates, a consulting company. Mr. Wong holds a B.S., M.S. and Ph.D. in Physics from Southern Methodist University, and an M.B.A. from the University of Texas at Dallas.

   There are no family relationships among any of our directors or executive officers.

Board Composition

   We currently have seven directors. Our certificate of incorporation will provide for a classified board consisting of three classes of directors, each serving staggered three-year terms. This classification of the board of directors may delay or prevent a change in control of our company or in our management. Our series A preferred stockholders, voting separately as a class, have the right to elect one member to our board of directors. Diosdado Banatao is the director currently elected by our series A preferred stockholders. Our series B and series C preferred stockholders, each voting separately as a class, have the right to elect two members to our board of directors. Oscar Lopez and Filemon Berba, Jr. are the two directors currently elected by our series B preferred stockholders. Ming-Kai Tsai and Fred Wong are the two stockholders currently elected by our series C preferred stockholders. Upon completion of this offering, our certificate of incorporation will no longer provide for these rights.

Board Committees

   Our board of directors has a compensation committee and an audit committee.

  Compensation Committee

   The compensation committee is responsible for determining salaries, incentives and other forms of compensation for our directors and executive officers. We intend to appoint three independent directors to our compensation committee before completion of this offering.

  Audit Committee

   Our audit committee is responsible for reviewing our financial statements and internal controls and appointing our independent auditors. The audit committee reviews our annual audit and meets with our independent auditors to review our internal controls and financial management practices. We intend to appoint three independent members to our audit committee before completion of this offering.

Director Compensation

   Except for the grant of stock options, we do not currently compensate our directors for their services as directors. Directors who are also employees will be eligible to participate in our 2000 stock incentive plan and our 2000 employee stock purchase plan. Our 2000 stock incentive plan provides that non-employee directors will be eligible to receive automatic option grants to purchase shares of our common stock. We also reimburse each member of our board of directors for out-of-pocket expenses incurred with attending board meetings.

Compensation Committee Interlocks and Insider Participation

   No interlocking relationship exists, or has existed in the past, between our board of directors or compensation committee and the board of directors or compensation committee of any other company. We do not currently have a compensation committee. To date, all compensation matters have been determined by our entire board of directors.

Executive Compensation

   This table provides summary information concerning compensation earned by or paid to our chief executive officer and to our four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to us during 1999. These individuals are referred to as the named executive officers. Walter D. Amaral, our Chief Financial Officer, and Robert E. Bohn, our Vice President of Engineering, who are also executive officers, did not join us until 2000. Other than the salary and bonus information described below, we did not pay any executive officer named in the summary compensation table any fringe benefits, perquisites or other compensation in excess of 10% of that executive officer's salary and bonus in 1999.

                          Summary Compensation Table

                                                  Long-Term
                                                 Compensation
                                                    Awards
                                                 ------------
                                       Annual     Securities
                                    Compensation  Underlying
                                    ------------   Options       All Other
Name and Principal Position          Salary ($)     (#)(a)    Compensation ($)
---------------------------         ------------ ------------ ----------------
Jackson Hu.........................   $158,509         --          $  --
 President and Chief Executive
  Officer
Robert Bagheri.....................    130,894     150,000            --
 Vice President of Operations,
  Quality and Reliability
Kanwar Chadha......................    146,773     100,000            --
 Vice President of Marketing
Mark Scheible......................    135,665      30,000         30,525(b)
 Vice President of Sales
Jerry Knight(c)....................    126,369      45,000            --

--------
(a) We granted additional options to purchase a total of 1,034,700 shares to Messrs. Hu, Bagheri, Chadha and Scheible during the first half of 2000.
(b) Represents sales commissions paid to Mr. Scheible in 1999.
(c) Mr. Knight, our former Vice President of Engineering, resigned from our company in April 2000.

                       Option Grants in Last Fiscal Year

   The table below presents information regarding each grant of stock options during 1999 to the named executive officers. The percentage of total options granted is based on a total of 826,330 options granted in 1999. The exercise price on the date of grant was equal to the fair market value on the date of grant as determined by our board of directors. Options granted under our 1995 stock option plan have a maximum term of 10 years but may terminate earlier for specified events related to cessation of employment.

   The dollar values have been calculated by (a) determining the difference between the fair market value of the securities underlying the options at December 31, 1999 and the exercise prices of the options, (b) multiplying that number by the number of shares of common stock underlying the option and (c) assuming that the aggregate stock value from that calculation compounds at the annual 5% and 10% rates for the entire 10-year option term. The 5% and 10%, assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future stock price. The values presented in the table may never be achieved. Solely for purposes of determining the value of the options at December 31, 1999, we have assumed that the fair market value of each share of common stock
issuable upon exercise of each option was $      per share.

                                                                          Potential Realizable
                                        Individual Grants                   Value at Assumed
                         ------------------------------------------------   Annual Rates of
                            Number                                            Stock Price
                         of Securities     % of      Exercise                 Appreciation
                          Underlying   Total Options Price Per              for Option Term
                            Options     Granted in     Share   Expiration ----------------------
Name                      Granted(#)    Fiscal 2000   ($/Sh)      Date      5%($)       10%($)
----                     ------------- ------------- --------- ---------- ----------  ----------
Jackson Hu..............         --          --%       $  --         --   $            $
Robert Bagheri..........      4,000          .5          .60    1/20/09
                             10,000         1.2         1.20    5/14/09
                             40,000         4.8         1.80    7/27/09
Kanwar Chadha...........    100,000        12.1         1.80    7/27/09
Mark Scheible...........     10,000         1.2         1.80    7/27/09
                             20,000         2.4         1.80    12/3/09
Jerry Knight............      5,000          .6          .60    1/20/09
                             40,000         3.6         1.80    7/27/09


  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
                                    Values

   The following table presents information regarding stock option exercises by our named executive officers during our last fiscal year and options outstanding at the end of the last fiscal year. This table assumes a per-share
fair market value equal to $          per share.

                                                      Number of Securities            Value of Unexercised In-
                                                 Underlying Unexercised Options           the-Money Options
                           Shares                    at December 31, 1999(#)           at December 31, 1999($)
                         Acquired on    Value    ----------------------------------   -------------------------
Name                      Exercise   Realized($)  Exercisable       Unexercisable     Exercisable Unexercisable
----                     ----------- ----------- ---------------   ----------------   ----------- -------------
Jackson Hu..............   200,000      $                       --                 --    $            $
Robert Bagheri..........        --                         110,000             40,000
Kanwar Chadha...........        --                              --            100,000
Mark Scheible...........   190,300                              --             30,000
Jerry Knight............    70,000                           5,000             40,000       --           --

--------
(a) The shares acquired by Messrs. Hu, Scheible and Knight are subject to our right of repurchase if they are terminated, which right lapses over time. Shares exercisable by Messrs. Bagheri and Knight are subject to our right of repurchase if they are terminated, which right lapses over time.

1995 Stock Option Plan

   Our 1995 stock option plan was adopted by our board of directors in March 1995 and was subsequently approved by our stockholders.

   As of June 30, 2000, 7,670,001 shares of common stock have been reserved for issuance under the 1995 stock option plan. In September 2000, we reserved an additional 1,000,000 shares for future option grants under the 1995 stock option plan. As of June 30, 2000, options to purchase a total of 3,191,016 shares of common stock were outstanding under the 1995 stock option plan at a weighted average exercise price of $1.61 per share.

   Upon the completion of this offering, the 1995 stock option plan will be terminated and no shares of our common stock will remain available for future issuance under the 1995 stock option plan. Shares that are subject to expired, terminated, cancelled or ungranted options under the 1995 stock option plan will be available for option grants or share issuances under our 2000 stock incentive plan after this offering is completed.

2000 Stock Incentive Plan

  General

   The 2000 stock incentive plan was adopted by our board of directors in September 2000 and will be submitted to our stockholders for approval before this offering is completed.

  Administration

   The 2000 stock incentive plan will be administered by our compensation committee. The 2000 stock incentive plan provides for the direct award or sale of shares of common stock and for the grant of options to purchase shares of our common stock. The 2000 stock incentive plan provides for the grant of incentive stock options as defined in Section 422 of the Internal Revenue Code and the grant of nonstatutory stock options and stock purchase rights to employees, non-employee directors, advisors and consultants.

   The board of directors will be able to amend or modify the 2000 stock incentive plan at any time, with stockholder approval, if required.

  Authorized Shares

        shares of common stock have been authorized for issuance under the 2000 stock incentive plan. However, no participant in the 2000 stock incentive plan can receive option grants or direct stock issuances for more than a total of 1,000,000 shares in any fiscal year. The number of shares reserved for issuance under the 2000 stock incentive plan will be increased on the first day of each of our fiscal years from 2000 through 2009 by the lesser of:

  .         ;

  . % of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  .the number of shares determined by the board of directors.

  Plan Features

   Under the 2000 stock incentive plan:

  . qualified employees will be eligible for the grant of incentive stock options to purchase shares of our common stock;

  . qualified non-employee directors will be eligible to receive automatic option grants to purchase shares of our common stock at an exercise price equal to 100% of the fair market value of those shares on the date of grant;

  . the compensation committee will determine the exercise price of options or the purchase price of stock purchase rights, but the option price for incentive stock options will not be less than 100% of the fair market value of our common stock on the date of grant; and

  . the exercise price or purchase price may, at the discretion of the compensation committee, be paid in cash, cash equivalents, full-recourse promissory notes, past services or future services.

  Vesting

   Shares subject to options granted under our 2000 stock incentive plan generally vest over four years, with 25% of the shares vesting after one year and the remaining shares vesting in equal monthly increments over the following 36 months. The 2000 stock incentive plan will include change in control provisions that may result in the accelerated vesting of outstanding option grants and stock issuances. The compensation committee may grant options or stock purchase rights in which all or some of the shares shall become vested if there is a change in control of SiRF. Change in control is defined under the 2000 stock incentive plan as

  . a change in the composition of the board of directors, as a result of which fewer than one-half of the incumbent directors are directors who either:

   --had been directors for 24 months before the change; or

   -- were elected, or nominated for election, to our board with the affirmative votes of at least a majority of the directors who had been directors 24 months before the change and who were still in office at the time of the election or nomination; or

  . an acquisition or aggregation of securities by a person, including two or more persons acting together, resulting in the person becoming the beneficial owner of 50% or more of the voting power of our outstanding securities.

2000 Employee Stock Purchase Plan

  General

   The board of directors adopted our 2000 employee stock purchase plan in September 2000, to be effective on completion of this offering. Our 2000 employee stock purchase plan will be submitted to our stockholders for
approval before this offering is completed. A total of           shares of
common stock have been reserved for issuance under our employee stock purchase plan. The number of shares reserved for issuance under the 2000 employee stock purchase plan will be increased on the first day of each of our fiscal years from 2000 through 2009 by the lesser of:

  .           ;

  . % of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  .the number of shares determined by the board of directors.

  Administration

   Our 2000 employee stock purchase plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, will be administered by our board of directors or by a committee appointed by the board. Employees, including our officers and employee directors, but excluding 5% or greater stockholders, are eligible to participate if they are customarily employed for more than 20 hours per week and for at least five months in any calendar year. Our 2000 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's total compensation. The maximum number of shares a participant may purchase during a single participation period is 1,000 shares.

  Offering and Participation Periods

   The 2000 employee stock purchase plan will be implemented by a series of overlapping offering periods of 24 months' duration, with new offering periods, other than the first offering period, beginning in January and July of each year. Our board of directors will establish participation periods for our 2000 employee stock purchase plan, none of which will exceed six months. During each participation period, payroll deductions will accumulate, without interest. On the purchase dates set by our board of directors for each participation period, accumulated payroll deductions will be used to purchase common stock. The initial offering period is expected to begin on the date of
this offering and end on           . The initial participation period is
expected to begin on the date of this offering and end on           .

   The purchase price will be equal to 85% of the fair market value per share of our common stock on either the first day of the participation period or on the last day of the participation period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2000 employee stock purchase plan ends automatically on termination of employment with us. Immediately before a corporate reorganization, the participation period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2000 employee stock purchase plan is assumed by the surviving corporation or its parent corporation under the plan of merger or consolidation.

401(k) Plan

   We have established a tax-qualified employee savings and retirement plan for which our employees will generally be eligible. Under our 401(k) Plan, employees may elect to reduce their compensation and have the amount of this reduction contributed to the 401(k) Plan. We do not make matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made.

Limitation of Liability and Indemnification Matters

  Delaware Law

   Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemption; or

  . any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Certificate of Incorporation and Bylaws

   Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as an officer, director, employee or agent of ours, regardless of whether the bylaws would permit indemnification.

  Indemnification Agreements

   Before this offering is completed, we will also enter into agreements to indemnify our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. We also provide insurance for our officers and directors for any liability arising out of his or her actions in that capacity regardless of whether Delaware law would permit indemnification.

Employment Agreements and Change in Control Arrangements

   We do not have formal employment agreements with any of our executive officers. We have standard offer letters with each of our named executive officers and Walter Amaral, our Senior Vice President and Chief Financial Officer and Robert Bohn, our Vice President of Engineering, which set forth each officer's salary and bonus. The stock options granted to Walter Amaral will immediately vest as to 50% of the then outstanding unvested shares in the event of a change in control of SiRF and Mr. Amaral is terminated without cause in connection with the change in control.

                          RELATED PARTY TRANSACTIONS

   Other than compensation agreements and other arrangements, which are described in "Management," and the transactions described below, since February 1995 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

  . in which the amount involved exceeded or will exceed $60,000; and

  . in which any director, executive officer, holder of more than 5% of our common stock on an as-converted basis or any member of their immediate family had or will have a direct or indirect material interest.

Sales of Common and Preferred Stock

   Between March 1995 and September 2000, we issued and sold the securities listed below:

  . March 1995: 2,222,222 shares of common stock at a price of $.001 per share to Diosdado Banatao and Kanwar Chadha;

  . March 27, 1995: 2,666,666 shares of series A preferred stock at a price of $.23 per share;

  . June 2, 1995: 5,000,000 shares of series B preferred stock at a price of $.80 per share;

  . November 29, 1996 to December 31, 1996: 2,000,000 shares of series C preferred stock at a price of $4.00 per share;

  . January 16, 1998 to July 31, 1998: 1,688,001 shares of series D preferred stock at a price of $6.00 per share; and

  . February 18, 1999 to February 15, 2000: 4,010,793 shares of series E preferred stock at a price of $6.15 per share.

   When this offering is completed, each share of preferred stock will convert into one share of common stock.

   The table below summarizes purchases, in excess of $60,000, of shares of our capital stock by our directors, executive officers and entities owning more than 5% of our outstanding capital stock:

                                    Shares of Preferred Stock
                          ---------------------------------------------
                                              Series
Investor                  Series A  Series B     C    Series D Series E
--------                  --------- --------- ------- -------- --------
Directors and Executive
 Officers:
Diosdado Banatao (1)....  2,211,472        --      --      --   81,300
Filemon Berba, Jr. (2)..         --   625,000  55,000  61,500   81,300
Oscar Lopez (3).........     10,000 2,000,000 125,000  83,333   81,298
Fred Wong (4)...........         --        -- 500,000  83,333       --

5% Stockholders:
F.P.H.C. International,
 Inc....................         -- 1,875,000 125,000  83,333   81,298
Tallwood Partners,
 L.P....................  1,105,736        --      --      --   40,650

--------
(1) Includes shares held by Tallwood Partners, L.P. Diosdado Banatao, one of our directors, is a managing partner of Tallwood Venture Capital, a venture fund associated with Tallwood Partners, L.P.
(2) Represents shares held by Ayala Corporation. Filemon Berba, Jr., one of our directors, is the senior managing director of Ayala Corporation.
(3) Includes shares held by F.P.H.C. International, Inc. Oscar Lopez, one of our directors, is Chairman of F.P.H.C. International, Inc.
(4) Represents shares held by InveStar Semiconductor Development Fund, Inc. and its affiliated entities. Fred Wong, one of our directors, is a partner of InveStar Capital Inc., a venture fund associated with InveStar Semiconductor Development Fund, Inc. and its affiliated entities.

   F.P.H.C. International, Inc. received warrants to purchase 8,333 shares of series D preferred stock. Ayala Corporation received warrants to purchase 6,150 shares of series D preferred stock. InveStar Semiconductor Development Fund, Inc. and its affiliated entities received warrants to purchase 8,334 shares of series D preferred stock. These affiliates purchased the securities described above at the same price and on the same terms and conditions as the unaffiliated investors in the private financings.

                            PRINCIPAL STOCKHOLDERS

   The following table provides information regarding beneficial ownership of common stock as of June 30, 2000, by:

  . each person or entity known to us to own beneficially more than 5% of our common stock;

  . each of the named executive officers;

  . each of our directors; and

  . all executive officers and directors as a group.

   Applicable percentage ownership is based on 22,856,874 shares of common stock outstanding as of June 30, 2000, including 1,200,000 shares of series F preferred stock issued in October 2000, assuming the conversion of our preferred stock into 16,565,460 shares of common stock when this offering is
completed, and            shares outstanding immediately after this offering
is completed.

   Beneficial ownership is determined based on the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable or exercisable within 60 days of June 30, 2000 are counted as outstanding. These shares, however, are not counted as outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and under applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite that stockholder's name.

   Unless otherwise indicated, the address for the following stockholders is c/o SiRF Technology, Inc., 148 E. Brokaw Road, San Jose, CA 95112.

                                                    Percentage of Shares
                                                     Beneficially Owned
                                                    ------------------------
Name and Address of Beneficial    Number of Shares    Before        After
Owner                            Beneficially Owned  Offering      Offering
------------------------------   ------------------ ----------    ----------
5% Stockholders:
F.P.H.C. International,
 Inc.(1)........................      2,172,964              9.5%            %
Tallwood Partners, L.P.(2)......      1,146,386              5.0

Executive Officers and
 Directors:
Jackson Hu(3)...................        900,000              3.9
Robert H. Bagheri(4)............        150,000                *
Kanwar Chadha(5)................      1,174,111              5.1
Mark Scheible(6)................        220,300                *
Jerry Knight....................         68,750                *
Diosdado Banatao(7).............      3,403,883             14.9
Filemon T. Berba, Jr.(8)........        828,950              3.6
Oscar M. Lopez(9)...............      2,307,964             10.1
Ming-Kai Tsai (10)..............        900,000              3.9
Fred Wong(11)...................        591,667              2.6
All executive officers and
 directors as a group
(11 persons)(12)................     10,545,625             45.6

--------
  *  Less than 1%
 (1) Principal address is Exchange Road, Cor. Meralco Ave., Benpress Building, 6th Floor, Pasig City, Philippines. Includes 8,333 shares issuable under warrants that are immediately exercisable.
 (2) Principal address is 635 Waverley Street, Palo Alto, California 94301.
 (3) Includes 162,501 shares subject to our right of repurchase.

 (4) Includes 77,836 shares under immediately exercisable options and 65,419 shares subject to our right of repurchase.
 (5) Includes 100,000 shares under immediately exercisable options and 85,417 shares subject to our right of repurchase. Includes 30,000 shares held in trust for Mr. Chadha's family.
 (6) Includes 30,000 shares under immediately exercisable options and 64,546 shares subject to our right of repurchase.
 (7) Includes 1,146,386 shares held in trust for Mr. Banatao's family. Also includes 1,146,386 shares held by Tallwood Partners, L.P. Mr. Banatao disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in Tallwood Partners, L.P.
 (8) Represents 828,950 shares held by Ayala Corporation, of which 6,150 shares are issuable under warrants that are immediately exercisable. Mr. Berba disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in Ayala Corporation.
 (9) Includes 2,172,964 shares held by F.P.H.C. International, Inc., of which 8,333 shares are issuable under warrants that are immediately exercisable. Mr. Lopez disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in F.P.H.C. International, Inc.
(10) Represents 900,000 shares held by Fortune Venture Capital, Co., of which 25,000 shares are issuable under warrants that are immediately exercisable. Mr. Tsai disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in Fortune Venture Capital, Co.
(11) Represents 591,667 shares held by InveStar Semiconductor Development Fund, Inc. and its affiliated entities, of which 8,334 shares are issuable under warrants that are immediately exercisable. Mr. Wong disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in InveStar Semiconductor Development Fund, Inc. and its affiliated entities.
(12) Includes 207,836 shares under immediately exercisable options, and 377,883 shares subject to our right of repurchase. Also includes 47,817 shares issuable under warrants that are immediately exercisable.

                         DESCRIPTION OF CAPITAL STOCK

   When this offering is completed and after our reincorporation into Delaware, and after the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $.0001 per share and 5,000,000 shares of preferred stock, par value $.0001 per share. The following information assumes the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering.

Common Stock

   As of June 30, 2000, there were 22,856,874 shares of common stock outstanding held by approximately 274 stockholders of record. The shares of common stock to be outstanding after this offering, including the shares of common stock to be sold in this offering, will be fully paid and non-assessable.

   Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to:

  Dividends

   Holders of common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as the board of directors may determine.

  Voting

   Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and will not have cumulative voting rights unless SiRF is subject to Section 2115 of the California Corporations Code.

   Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

  Preemptive Rights, Conversion and Redemption

   Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

  Liquidation, Dissolution and Winding-up

   Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

Preferred Stock

   The board of directors is authorized, without action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

   The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock.

   The issuance of preferred stock could delay, defer or prevent a change in control of SiRF. We have no current plans to issue any shares of preferred stock.

Warrants

   We issued these warrants to purchase a total of 582,336 shares of preferred stock:

  . 17,500 shares of series C preferred stock at an exercise price of $4.00 per share;

  . 164,850 shares of series D preferred stock at an exercise price of $6.00 per share;

  . 187,190 shares of series E preferred stock at an exercise price of $6.15 per share; and

  . 212,796 shares of series F preferred stock at an exercise price of $10.00 per share.

Registration Rights

   When this offering is completed, the holders of 17,147,796 shares of common stock issuable upon conversion of our outstanding preferred stock and upon the exercise of warrants will have the right to cause us to register these shares under the Securities Act based on:

  . Demand Registration Rights. At the earlier of five years after the date of the investor rights agreement or one year after this offering, one or more holders of 30% of the common stock issued upon conversion of our preferred stock may request that we register their shares.

  . Piggyback Registration Rights. The holders of registrable securities may request to have their shares registered anytime we file a registration statement to register any of our securities for our own account or for the account of others subject to a pro rata cutback to a minimum of 25% of any offering other than our initial public offering.

  . S-3 Registration Rights. The holders of registrable securities have the right to request registrations on Form S-3 if we are eligible to use Form S-3 and have not already registered shares twice on an S-3 registration statement within the past 12 months and if the total proceeds are at least $8,000,000.

   Registration of shares of common stock because of the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act would result in the holders being able to trade these shares without restriction under the Securities Act when the registration statement is declared effective. We will pay all registration expenses, other than underwriting discounts and commissions, related to any registration. These registration rights terminate five years after this offering is completed.

Section 2115 of the California Corporations Code

   We are subject to Section 2115 of the California Corporations Code. Section 2115 provides that, regardless of a company's legal domicile, some provisions of California corporate law will apply to that company if more than 50% of its outstanding voting securities are held of record by persons having addresses in California and the majority of the company's operations occur in California. For example, while we are subject to Section 2115, stockholders may cumulate votes in electing directors. This means that each stockholder may vote the number of votes equal to the number of candidates multiplied by the number of votes to which the stockholder's shares are normally entitled in favor of one candidate. This potentially allows minority stockholders to elect some members of our board of directors. When we are no longer subject to
Section 2115, cumulative voting will not be allowed and a holder of 50% or more of our voting stock will be able to control the election of all of our directors. Section 2115 also:

  . enables removal of directors with majority stockholder approval;

  . places limitations on the distribution of dividends;

  . extends additional rights to dissenting stockholders in any reorganization, including a merger, sale of assets or exchange of shares; and

  . provides for information rights and required filings if there is a sale of assets or a merger.

   We anticipate that our common stock will be qualified for trading on the Nasdaq National Market. If we have at least 800 stockholders of record by the record date for our 2001 annual meeting of stockholders, then we will no longer be subject to Section 2115 as of the record date for our 2001 annual meeting of stockholders.

Delaware Anti-Takeover Law and Charter Provisions

  Delaware Takeover Statute

   We are governed by Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  . before this date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers or which can be issued under employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or after this date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   In general, Section 203 defines an interested stockholder as any entity or person who, with affiliates and associates owns, or within three years, did own beneficially 15% or more of the outstanding voting stock of the corporation. Section 203 defines business combination to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

  Certificate of Incorporation and Bylaws

   Undesignated preferred stock. Under our certificate of incorporation, our board of directors has the power to authorize the issuance of up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by our stockholders. The issuance of preferred stock may:

  . delay, defer or prevent a change in control;

  . discourage bids for our common stock at a premium over the market price of our common stock;

  . adversely affect the voting and other rights of the holders of our common stock; and

  . discourage acquisition proposals or tender offers for our shares and, as a consequence, inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

   Advance Notice Provisions. Our bylaws establish advance notice procedures for stockholder proposals and nominations of candidates for election as directors other than nominations made by or at our direction of our board of directors or a committee of the board.

   Special Meeting Requirements. Our bylaws provide that special meetings of stockholders be called by our chief executive officer or our board of directors.

   Stockholder Written Consent. Our certificate of incorporation will also prohibit stockholder action by written consent.

   These provisions may only be amended by approval of the holders of at least 66-2/3% of the outstanding common stock and may deter a hostile takeover or delay a change in control or management of SiRF.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is EquiServe.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Before this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the market price of our common stock to decline.

   When this offering is completed, we will have a total of            shares
of common stock outstanding, assuming no exercise of outstanding options and
warrants. The            shares offered by this prospectus will be freely
tradable unless they are purchased by a person that directly or indirectly controls, is controlled by or is under common control with, us. These persons are considered to be affiliates of ours under Rule 144 of the Securities Act of 1933. The remaining 22,856,874 shares are restricted, which means they were originally sold in offerings that were not registered under a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act of 1933 or under an available exemption from registration, including Rule 144.

Lock-up Agreements

   The holders of            shares of common stock have agreed, subject to
limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. This generally means that they cannot sell these shares during the 180 days after the date of this prospectus. Morgan Stanley & Co. Incorporated, in its sole discretion, may release some or all of these shares before the expiration of the lock-up period. Regardless of possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares under lock-up agreements will not be salable until these agreements expire or are waived. Taking into account the lock-up agreements and the provisions of Rules 144, 144(k) and 701, the following restricted shares will be eligible for sale in the public market at the following times:

  . approximately          shares will be eligible for sale before 180 days
    after the date of this prospectus;

  . approximately         shares will be eligible for sale immediately when
    the 180-day lock-up period expires, of which all but         shares are
    held by affiliates;

  . approximately 1,200,000 shares will be eligible for sale in October 2001;
    and

  . approximately            shares will be eligible for sale at various
    times after 180 days after the effective date of the offering;

Rule 144

   Under Rule 144, beginning 90 days after the date of this prospectus, a person or persons, including affiliates, whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is entitled to sell within any three-month period a number of our shares of common stock that does not exceed the greater of:

  . 1% of the outstanding shares of our common stock at that time, which will
    equal approximately            shares upon completion of this offering;
    or

  . the average weekly trading volume of our common stock on the Nasdaq
    National Market during the four calendar weeks before the date on which notice of sale is filed with the Securities and Exchange Commission.

   Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of public information about us.

Rule 144(k)

   A person who is not an affiliate of SiRF at any time during the 90 days before a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell shares following this offering under Rule 144(k) complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Rule 701 and Options

   Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions of Rule 144. Any employee, officer or director or consultant who purchased his shares under a written compensatory plan or contract may rely on the resale provisions of Rule 701. Under Rule 701:

  . affiliates can sell Rule 701 shares without complying with the holding period requirements of Rule 144;

  . non-affiliates can sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144; and

  . Rule 701 shares must be held at least 90 days after the date of this prospectus before they can be resold.

   However, all shares issued by us under Rule 701 are subject to lock-up provisions and will only become eligible for sale 180 days after the date of this prospectus.

Registration

   Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock under outstanding options under our 1995 stock option plan and shares reserved for future issuance under our 2000 stock incentive plan and our 2000 employee stock purchase plan. This registration statement will automatically become effective upon filing. Shares registered under this registration statement will be available for sale in the open market, subject to the lock-up agreements described above, although sales of shares held by our affiliates will be limited by Rule 144 volume limitations. Based on the number of shares subject to outstanding options under our 1995 stock option plan as of June 30, 2000 and the number of shares reserved for issuance under our 2000 stock incentive plan and 2000 employee stock purchase plan, this registration
statement would cover approximately           shares.

   Also, holders of 17,147,796 shares of our preferred stock and warrants to purchase preferred stock have registration rights for the common stock issuable upon conversion of the preferred stock.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Robertson Stephens, Inc. and UBS Warburg LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of shares indicated below:

                                                                         Number
                                                                           of
                                    Name                                 Shares
                                    ----                                --------
     Morgan Stanley & Co. Incorporated.................................
     Robertson Stephens, Inc...........................................
     UBS Warburg LLC...................................................











                                                                        --------
       Total...........................................................
                                                                        ========

   The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of the shares are taken. Morgan Stanley Dean Witter Online, an affiliate of Morgan Stanley & Co. Incorporated, is acting as a selected dealer in connection with the offering and will be the sole distributor of shares of common stock over the Internet to its eligible account holders.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $         a share under the public
offering price. No underwriter will allow, and no dealer will reallow, any concession to other underwriters or to other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

   We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to              additional shares
of common stock at the initial public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent this allotment option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option
is exercised in full, the total price to the public would be $   . The total
underwriting discounts and commissions would be $     and total proceeds to
SiRF would be $    .

   The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

   We and our officers, directors and substantially all of our stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, or otherwise during the period ending 180 days after the date of this prospectus, we will not:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

   The foregoing restrictions shall not apply to:

  . the sale of any shares to the underwriters,

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares if no filing under Section 16 of the Exchange Act is required,

  . the transfer of shares of common stock by gift, or by will or intestate succession to a spouse or lineal descendant, or

  . the transfer of shares of common stock to a trust by a stockholder for its benefit or the benefit of a family member.

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

   At our request, the underwriters have reserved for sale, at the initial
public offering price, up to approximately            shares of common stock
offered hereby to directors, officers, employees, business associates and persons related to us. There can be no assurance that any of the reserved shares will be purchased. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of the Offering

   Prior to this offering, there has been no public market for the shares of common stock. Consequently, the initial public offering price for the shares of common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be:

  . our record of operations;

  . our current financial position and future prospects;

  . the experience of our management;

  . the economics of our industry in general;

  . the general condition of the equity securities markets;

  . sales, earnings and other financial and operating information of SiRF in recent periods; and

  . the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of ours.

   The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

   Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for SiRF Technology, Inc. by Pillsbury Madison & Sutro LLP, Palo Alto, California. Some attorneys of Pillsbury Madison & Sutro LLP and an investment partnership comprised of partners and former partners of that firm beneficially own an aggregate of 6,166 shares of our common stock. Legal matters in connection with this offering will be passed upon for the underwriters by Fenwick & West LLP, Palo Alto, California.

                                    EXPERTS

   The consolidated financial statements as of December 31, 1998 and 1999 and June 30, 2000 and for each of the three years in the period ended December 31, 1999 and for the six months ended June 30, 2000 included in this prospectus and the related consolidated financial schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common stock offered. This prospectus, which is a part of the registration statement, does not contain all of the information this prospectus in the registration statement or the exhibits and schedules which are part of the registration statement.

   For more information about SiRF and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

   Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act, as amended, and will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the web site of the SEC.

                     SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Independent Auditors' Report............................................. F-2

Consolidated Balance Sheets as of December 31, 1998 and 1999, and June
 30, 2000................................................................ F-3

Consolidated Statements of Operations for the Years Ended December 31,
 1997, 1998 and 1999 and Six Months Ended June 30, 1999 (unaudited) and
 2000.................................................................... F-4

Consolidated Statements of Convertible Preferred Stock and Stockholders'
 Equity (Deficit) for the Years Ended December 31, 1997, 1998 and 1999
 and Six Months Ended June 30, 2000...................................... F-5

Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997, 1998 and 1999 and Six Months Ended June 30, 1999 (unaudited) and
 2000.................................................................... F-6

Notes to Consolidated Financial Statements for the Years Ended December
 31, 1997, 1998 and 1999 and Six Months Ended June 30, 1999 (unaudited)
 and 2000................................................................ F-7

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
SiRF Technology, Inc.:

   We have audited the accompanying consolidated balance sheets of SiRF Technology, Inc. (the Company) as of December 31, 1998 and 1999 and June 30, 2000, and the related consolidated statements of operations, convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999 and for the six months ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1999 and June 30, 2000, and the results of its operations and its cash flows for the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

San Jose, California
October 4, 2000

                     SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (in thousands, except share and per share amounts)

                                                                     Pro Forma
                                                                     Unaudited
                                       December 31,                Stockholders'
                                     ------------------  June 30,    Equity at
                                       1998      1999      2000    June 30, 2000
                                     --------  --------  --------  -------------
                                                                     (Note 1)
ASSETS
Current assets:
  Cash and cash equivalents........  $  2,134  $ 12,865  $ 12,647
  Trade and contracts receivable
   (net of allowances of $67 in
   1998, $120 in 1999 and $118 in
   2000)...........................     1,125     1,442     2,349
  Inventories......................       362       443     1,880
  Prepaid expenses.................       172       109       595
                                     --------  --------  --------
    Total current assets...........     3,793    14,859    17,471
Property and equipment, net........       804       845     1,110
Other long-term assets.............        27       219       216
                                     --------  --------  --------
    Total assets...................  $  4,624  $ 15,923  $ 18,797
                                     ========  ========  ========
LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.................  $    173  $    688  $  1,353
  Accrued payroll and related
   benefits........................       466       615       754
  Other accrued liabilities........       344       517       501
  Deferred revenue.................        69       195       535
  Current portion of long-term and
   capital lease obligations.......       353       275       665
  Current portion of litigation
   settlement obligation...........        --       200       400
                                     --------  --------  --------
    Total current liabilities......     1,405     2,490     4,208
Long-term and capital lease
 obligations.......................       474       361        95
Litigation settlement obligation...        --     5,517     5,787

Commitments and contingencies (Note
 13)
Convertible preferred stock,
 $0.0001 par value per share;
 20,000,000 shares authorized,
 11,354,667, 14,511,883 and
 15,365,460 shares issued and
 outstanding at December 31, 1998,
 1999 and June 30, 2000,
 respectively, (actual); and no
 shares authorized, issued and
 outstanding at June 30, 2000 (pro
 forma) (aggregate liquidation
 preference of $47,394)............    22,950    42,952    48,207
Stockholders' equity (deficit):
  Common stock, $0.0001 par value
   per share; 35,000,000 shares
   authorized; 5,010,311, 5,882,865
   and 6,291,414 shares outstanding
   at December 31, 1998, 1999 and
   June 30, 2000, respectively,
   (actual); and 250,000,000 shares
   authorized, 21,656,874 shares
   issued and outstanding at
   June 30, 2000 (pro forma) ......       266     2,134    13,665    $      2
  Additional paid-in capital.......        --       --        --       61,870
  Deferred stock compensation......        --    (1,018)   (9,746)     (9,746)
  Accumulated deficit..............   (20,471)  (36,513)  (43,419)    (43,419)
                                     --------  --------  --------    --------
    Total stockholders' equity
     (deficit).....................   (20,205)  (35,397)  (39,500)   $  8,707
                                     --------  --------  --------    ========
    Total liabilities and
     stockholders' equity
     (deficit).....................  $  4,624  $ 15,923  $ 18,797
                                     ========  ========  ========

                See notes to consolidated financial statements.

                     SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                            Six Months Ended
                               Year Ended December 31,          June 30,
                               --------------------------  -------------------
                                1997     1998      1999       1999      2000
                               -------  -------  --------  ----------- -------
                                                           (Unaudited)
Revenue:
  Product .................... $   434  $ 1,324  $  4,377    $ 1,956   $ 5,324
  Development contracts ......     592      884       590        243       213
  Other ......................      97      403       300        215        50
                               -------  -------  --------    -------   -------
    Total revenue.............   1,123    2,611     5,267      2,414     5,587

Cost of revenue (exclusive of
 amortization of deferred
 stock compensation)..........     967    2,056     3,399      1,478     2,812
                               -------  -------  --------    -------   -------
    Gross profit (exclusive of
     amortization of deferred
     stock compensation) .....     156      555     1,868        936     2,775
Operating expenses:
  Research and development
   (exclusive of amortization
   of deferred stock
   compensation)..............   4,760    4,848     5,231      2,248     3,192
  Sales and marketing
   (exclusive of amortization
   of deferred stock
   compensation)..............   1,712    2,906     3,990      1,865     2,419
  General and administrative
   (exclusive of amortization
   of deferred stock
   compensation)..............     844    1,102     1,904        921     1,442
  Amortization of deferred
   stock compensation*........      --       --       454         20     2,480
  Litigation settlement
   expense....................      --       --     5,717         --       470
                               -------  -------  --------    -------   -------
    Total operating expenses..   7,316    8,856    17,296      5,054    10,003
                               -------  -------  --------    -------   -------
Loss from operations..........  (7,160)  (8,301)  (15,428)    (4,118)   (7,228)
Interest income...............     215      189       157         52       384
Interest expense..............     (70)    (100)      (98)       (50)      (59)
Other income (expense), net...      (2)       7       (17)        (8)       (3)
                               -------  -------  --------    -------   -------
Net loss...................... $(7,017) $(8,205) $(15,386)   $(4,124)  $(6,906)
                               =======  =======  ========    =======   =======
Net loss per share--basic and
 diluted ..................... $ (1.78) $ (2.05) $  (3.24)   $ (0.88)  $ (1.25)
                               =======  =======  ========    =======   =======
Shares used to compute basic
 and
 diluted net loss per share...   3,934    4,283     4,958      4,802     5,529
                               =======  =======  ========    =======   =======
Net loss per share--pro forma
 basic and diluted
 (unaudited)..................                   $  (0.93)             $ (0.33)
                                                 ========              =======
Shares used to compute pro
 forma basic and diluted net
 loss per share (unaudited)...                     17,266               20,679
                                                 ========              =======
*  Amortization of deferred
   stock compensation:
  Cost of revenue.............                   $     51    $     3   $   358
  Research and development....                        251         11       700
  Sales and marketing.........                        135          4       821
  General and administrative..                         17          2       601
                                                 --------    -------   -------
                                                 $    454    $    20   $ 2,480
                                                 ========    =======   =======

                See notes to consolidated financial statements.

                     SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
                                   (DEFICIT)
                      (in thousands, except share amounts)

                                                       Stockholders' Equity (Deficit)
                                             -----------------------------------------------------
                             Convertible
                           Preferred Stock     Common Stock        Deferred
                          ------------------ ------------------     Stock     Accumulated
                            Shares   Amount   Shares    Amount   Compensation   Deficit    Total
                          ---------- ------- ---------  -------  ------------ ----------- --------
Balances, January 1,
 1997...................   9,666,666 $12,302 4,139,294  $    49    $     --    $ (4,688)  $ (4,639)
Exercise of stock
 options................                       953,754      114                                114
Repurchase of common
 stock..................                      (126,626)      (4)                                (4)
Net loss................                                                         (7,017)    (7,017)
                          ---------- ------- ---------  -------    --------    --------   --------
Balances, December 31,
 1997...................   9,666,666  12,302 4,966,442      159          --     (11,705)   (11,546)
Issuance of Series D
 preferred stock (net of
 issuance costs
 of $63)................   1,688,001  10,060
Exercise of stock
 options................                       362,665      112                                112
Repurchase of common
 stock..................                      (318,776)      (5)                                (5)
Issuance of Series C
 preferred warrants.....                  27
Issuance of Series D
 preferred warrants.....                 561                                       (561)      (561)
Net loss................                                                         (8,205)    (8,205)
                          ---------- ------- ---------  -------    --------    --------   --------
Balances, December 31,
 1998...................  11,354,667  22,950 5,010,311      266          --     (20,471)   (20,205)
Issuance of Series E
 preferred stock (net of
 issuance costs
 of $71)................   3,157,216  19,346
Stock option grants.....                                  1,472      (1,472)                    --
Exercise of stock
 options................                       954,743      412                                412
Repurchase of common
 stock..................                       (82,189)     (16)                               (16)
Issuance of Series E
 preferred warrants.....                 656                                       (656)      (656)
Amortization of deferred
 stock compensation.....                                                454                    454
Net loss................                                                        (15,386)   (15,386)
                          ---------- ------- ---------  -------    --------    --------   --------
Balances, December 31,
 1999...................  14,511,883  42,952 5,882,865    2,134      (1,018)    (36,513)   (35,397)
Issuance of Series E
 preferred stock (net of
 issuance costs
 of $(4))...............     853,577   5,255
Stock option grants.....                                 11,208     (11,208)                    --
Exercise of stock
 options................                       442,299      337                                337
Repurchase of common
 stock..................                       (33,750)     (14)                               (14)
Amortization of deferred
 stock compensation.....                                              2,480                  2,480
Net loss................                                                         (6,906)    (6,906)
                          ---------- ------- ---------  -------    --------    --------   --------
Balances, June 30,
 2000...................  15,365,460 $48,207 6,291,414  $13,665    $ (9,746)   $(43,419)  $(39,500)
                          ========== ======= =========  =======    ========    ========   ========

                See notes to consolidated financial statements.

                     SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                             Six Months Ended
                                Year Ended December 31,          June 30,
                                --------------------------  -------------------
                                 1997     1998      1999       1999      2000
                                -------  -------  --------  ----------- -------
                                                            (Unaudited)
Cash flows from operating
 activities:
 Net loss.....................  $(7,017) $(8,205) $(15,386)   $(4,124)  $(6,906)
 Reconciliation to net cash
  used in operating
  activities:
  Depreciation and
   amortization...............      406      571       481        225       224
  Loss from the sale of
   equipment..................       --       --         1         --        --
  Amortization of fair value
   of warrants................       --       12         8         --         7
  Amortization of deferred
   stock compensation ........       --       --       454         20     2,480
  Litigation settlement
   expense....................       --       --     5,717         --       470
  Changes in operating assets
   and liabilities:
  Accounts receivable.........      (55)    (727)     (317)       237      (907)
  Inventory...................      (51)    (311)      (81)      (126)   (1,437)
  Prepaid expenses............      (98)      24        55         11      (493)
  Accounts payable............     (290)    (172)      515        337       665
  Accrued and other current
   liabilities................      382      365       322        131       123
  Deferred revenue............      203     (135)      126         15       340
                                -------  -------  --------    -------   -------
   Net cash used in operating
    activities................   (6,520)  (8,578)   (8,105)    (3,274)   (5,434)
                                -------  -------  --------    -------   -------
Cash flows from investing
 activities:
 Purchases of property and
  equipment...................     (843)    (297)     (525)      (214)     (489)
 Proceeds from sale of
  equipment...................       --       --         2         --        --
 Other long-term assets.......      (20)       3      (192)        --         3
                                -------  -------  --------    -------   -------
   Net cash used in investing
    activities................     (863)    (294)     (715)      (214)     (486)
                                -------  -------  --------    -------   -------
Cash flows from financing
 activities:
 Issuance of common stock, net
  of repurchases..............      110      107       396        345       323
 Issuance of preferred stock,
  net of issuance costs.......       --   10,060    19,346      6,341     5,255
 Proceeds from borrowings.....      924      369       172         --       250
 Principal payments on long-
  term obligations............     (420)    (507)     (363)      (191)     (126)
                                -------  -------  --------    -------   -------
   Net cash provided by
    financing activities......      614   10,029    19,551      6,495     5,702
                                -------  -------  --------    -------   -------
Net increase (decrease) in
 cash and cash equivalents....   (6,769)   1,157    10,731      3,007      (218)
Cash and cash equivalents at
 beginning of period..........    7,746      977     2,134      2,134    12,865
                                -------  -------  --------    -------   -------
Cash and cash equivalents at
 end of period................  $   977  $ 2,134  $ 12,865    $ 5,141   $12,647
                                -------  -------  --------    -------   -------
Noncash investing and
 financing activities:
 Issuance of preferred stock
  warrants in connection with
  lease transactions..........  $    --  $    27  $     --    $    --   $    --
                                =======  =======  ========    =======   =======
Supplemental cash flow
 information:
 Cash paid during the period
  for income taxes............  $     1  $     2  $      3    $     3   $     5
                                =======  =======  ========    =======   =======
 Cash paid during the period
  for interest................  $    70  $   100  $     98    $    50   $    59
                                =======  =======  ========    =======   =======

                See notes to consolidated financial statements.

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000

Note 1--Business and Summary of Significant Accounting Policies

  Organization

   SiRF Technology, Inc. (the "Company") develops and markets semiconductor and software products which are designed to enable location awareness in high-volume mobile consumer devices and commercial applications. The Company was incorporated in California in February 1995.

  Basis of Presentation

   The consolidated financial statements include the Company and its wholly-owned subsidiaries: Software Technology & Systems, Inc. (STS), a business engaged in the design of GPS products and related consulting services to the U.S. Government; SiRF International, Inc. (SII), a wholly-owned subsidiary with two branch offices in Taiwan and the United Kingdom; and SiRF Technology (Cayman), Ltd. All significant intercompany accounts and transactions are eliminated in consolidation.

  Use of Estimates

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Certain Significant Risks and Uncertainties

   The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control, that could have a material adverse effect on the Company's business, operating results, and financial condition. These risks include, among others: variability and uncertainty of revenues and operating results; the emerging nature of its market; its reliance on third parties to manufacture and assemble its products; product and customer concentration; technological changes and new product development risks; competition; intellectual property and related risks; management of growth; dependence on key personnel; acquisitions and investments; international operations; regulatory requirements; and expansion of distribution channels.

  Concentration of Credit Risk

   Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company invests only in investment grade instruments. The Company performs periodic evaluations of its customers' financial condition, but generally does not require collateral for sales on credit. The Company maintains reserves for estimated potential credit losses.

  Cash and Cash Equivalents

   The Company considers all highly liquid investments and debt instruments with a remaining maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of commercial paper and debt instruments.

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000


  Trade and Contracts Receivable

   A portion of the Company's accounts receivable at December 31, 1998 and 1999, and June 30, 2000 are from the U.S. government and its subcontractors. Contracts receivable are billed in accordance with the terms and conditions of the related contracts, which may allow progress billings upon costs incurred, completion, or other billing arrangements.

  Fair Value of Financial Instruments

   The Company's financial instruments include cash equivalents and long-term obligations. Cash equivalents are stated at cost which approximates fair market value based on quoted market prices. The recorded carrying amount of the Company's long-term obligations approximates fair value since related debt instruments bear interest at approximately market rates.

  Inventories

   Inventories are stated at the lower of cost or market. Cost is determined using standard costs which approximate actual costs under the first-in first-out method.

  Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over their estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of seven years or the remaining life of the lease.

  Long-Lived Assets

   The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount an impairment loss would be measured based on the discounted cash flows compared to the carrying amount. No impairment charge has been recorded in any of the periods presented.

  Revenue Recognition

   Product sales are generally recognized upon shipment to direct customers. The Company records allowances at the time of sale for warranty costs and estimated sales returns. The Company defers the recognition of revenue and the related cost of revenue on shipments to distributors that have rights of return and price protection privileges on unsold merchandise until the merchandise is sold by the distributor to their customers. Development contract revenue under cost-plus-fixed fee contracts is recognized at the time the services are performed. Other revenue, which includes license fees and support revenue are recognized upon delivery of the software and ratably over the term of the contract, respectively.

  Research and Development and Software Development Costs

   Research and development expenses are expensed as incurred. To the extent research and development costs include the development of embedded software, the Company believes that software development is an integral part of the semiconductor design and such costs are expensed as incurred until technological feasibility has been established, at which time any additional costs will be capitalized in accordance with Statement of Financial Accounting Standard (SFAS) No. 86, Computer Software To Be Sold, Leased or Otherwise Marketed. The costs to develop such software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility.

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000


  Income Taxes

   The Company accounts for income taxes using an asset and liability approach. Valuation allowances are provided when necessary to reduce net deferred tax assets to the amount expected to be realized.

  Stock-Based Compensation

   The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion
(APB) No. 25, Accounting for Stock Issued to Employees, and to nonemployees using the fair value method in accordance with Statement of SFAS No. 123, Accounting for Stock-Based Compensation.

  Comprehensive Loss

   For the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 2000, net loss is equivalent to comprehensive loss, as the Company had no additional items of comprehensive loss.

  Net Loss Per Share

   Basic net loss per share excludes dilution and is computed by dividing net loss allocable to common stockholders by the weighted average number of common shares outstanding, excluding the weighted average unvested common shares subject to repurchase. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible preferred stock, warrants and common stock options) were exercised or converted into common stock. Common share equivalents are excluded from the computation in loss periods as their effect would be antidilutive.

  Unaudited Pro Forma Net Loss Per Share

   Unaudited pro forma net loss per share, basic and diluted, is computed by dividing net loss allocable to common stockholders by the weighted average number of common shares outstanding for the period and the weighted average number of shares outstanding for the period resulting from the assumed conversion of convertible preferred stock.

  Foreign Currency

   The functional currency of the Company's foreign subsidiaries is the local currency. As of June 30, 2000 translation gains and losses were insignificant and, as such, recorded in the consolidated statements of operations. Gains and losses from transactions denominated in currencies other than the functional currencies of the Company are included in the consolidated statements of operations.

  Segment Reporting

   SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for the reporting of information about operating segments, including related disclosures about products and services, geographic areas and major customers, and requires disclosures about products and services, geographic areas and major customers, and requires selected information about operating segments in interim financial statements. The Company operates in only one reportable segment under SFAS No. 131.

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000


  Unaudited Pro Forma Information

   The unaudited pro forma information in the accompanying consolidated balance sheet assumes that the outstanding shares of convertible preferred stock as of June 30, 2000 had been converted as of that date into an aggregate of 15,365,460 shares of common stock resulting from the completion of the Company's initial public offering. Common stock issued in the initial public offering and its related estimated net proceeds are excluded from such pro forma information.

  Unaudited Interim Financial Information

   The interim financial information for the six months ended June 30, 1999 is unaudited and has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information.

  Reclassifications

   Certain 1998 and 1999 amounts have been reclassified to conform with the June 30, 2000 presentation. Such reclassifications had no impact on the operating loss, net loss or stockholders' deficit of prior years.

  Recently Issued Accounting Standards

   In June 1998, the Financial Accounting Standards Board (qFASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for the Company's fiscal year ending December 31, 2001. The Company has not completed its assessment of the impact of this statement on the Company's financial position, results of operations or cash flows.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principals to revenue recognition in financial statements and provides interpretations regarding the application of generally accepted accounting principles to revenue recognition where there is an absence of authoritative literature addressing a specific arrangement or a specific industry. SAB 101 is effective for the Company in the fourth quarter of 2000. Management believes the Company's revenue recognition practices comply with the applicable guidance in SAB 101 and, therefore, does not expect the adoption of SAB 101 to have a material effect on its financial statements.

   In March 2000, the FASB issued Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB 25. FIN 44 provides guidance on the application of APB 25 for stock compensation involving employees. FIN No. 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. Management believes that the impact of FIN 44 will not have a material effect on the Company's financial statements.

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000


Note 2--Inventories

   Inventories consist of (in thousands):

                                                      December 31,
                                                     ----------------  June 30,
                                                      1998     1999      2000
                                                     -------  -------  --------
   Raw materials.................................... $   108  $    89  $   457
   Work in-process..................................      56       51      125
   Finished goods...................................     198      303    1,298
                                                     -------  -------  -------
                                                     $   362  $   443  $ 1,880
                                                     =======  =======  =======

Note 3--Property and Equipment

   Property and equipment consist of (in thousands):

                                                      December 31,
                                                     ----------------  June 30,
                                                      1998     1999      2000
                                                     -------  -------  --------
   Computer equipment............................... $   997  $ 1,194  $ 1,443
   Test equipment...................................     680      851    1,018
   Furniture and fixtures...........................     256      375      408
   Leasehold improvements...........................      69      102      142
                                                     -------  -------  -------
                                                       2,002    2,522    3,011
   Accumulated depreciation and amortization........  (1,198)  (1,677)  (1,901)
                                                     -------  -------  -------
                                                     $   804  $   845  $ 1,110
                                                     =======  =======  =======

Note 4--Long-Term Obligations

   Long-term obligations consist of the following (in thousands):

                                                      December 31,
                                                     ----------------  June 30,
                                                      1998     1999      2000
                                                     -------  -------  --------
   Bank loan agreement.............................. $   154  $    --  $   250
   Equipment term loan..............................     673      562      445
   Capitalized lease (Note 13)......................      --       74       65
                                                     -------  -------  -------
                                                         827      636      760
   Current portion..................................    (353)    (275)    (665)
                                                     -------  -------  -------
   Long-term portion................................ $   474  $   361  $    95
                                                     =======  =======  =======

   The Company has an available short-term revolving line of credit under which it may borrow up to $3.0 million, including $1.5 million in the form of letters of credit, with an interest rate equal to the lender's prime rate plus 1.25% (10.75% as of June 30, 2000). The revolving line of credit is secured by substantially all assets of the Company. As of June 30, 2000, the Company has outstanding borrowings of $250,000. The facility matures on March 24, 2001.

   The Company has two equipment term loan agreements. One of the loans has outstanding borrowings of $364,000 on June 30, 2000 at the bank's prime rate (8.5% at June 30, 2000). Borrowings are payable in

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000

42 monthly installments, plus interest. Under a second agreement, the Company has outstanding borrowings of $81,000 on June 30, 2000 at the average annual effective rate of 15.4%. Borrowings are payable in 36 monthly installments plus interest. Amounts are collateralized by the Company's capital equipment. Principal repayments for the borrowings are due as follows: remainder of 2000, $141,000; 2001, $236,000 and 2002, $68,000.

   The Company is not in compliance with certain negative covenants in the equipment loan agreements. As such, all related outstanding borrowings have been classified as current in the accompanying consolidated balance sheet.

Note 5--Convertible Preferred Stock

   The Company has authorized 20,000,000 shares of preferred stock and at June 30, 2000, the net proceeds from the sale, designated shares, issued and outstanding shares and liquidation preference of the Series A, B, C, D and E preferred stock are as follows (in thousands, except for number of shares):

                                       Net               Issued and  Liquidation
   Series                            Proceeds Designated Outstanding Preferences
   ------                            -------- ---------- ----------- -----------
   A................................ $   354   2,666,666  2,666,666    $   600
   B................................   3,978   5,000,000  5,000,000      4,000
   C................................   7,996   2,017,500  2,000,000      8,000
   D................................  10,621   1,852,851  1,688,001     10,128
   E................................  25,258   4,197,983  4,010,793     24,666
                                     -------  ---------- ----------    -------
                                     $48,207  15,735,000 15,365,460    $47,394
                                     =======  ========== ==========    =======

   Significant terms of the Series A, B, C, D and E preferred stock are as follows:

  . Each share is convertible into one share of common stock (subject to adjustments for events of dilution) at the option of the holder; conversion is automatic in the event of a public offering of common stock meeting certain criteria.

  . Each share has voting rights equal to the number of shares of common stock into which it may convert.

  . In the event of liquidation or merger, preferred stockholders shall first receive $0.225 per share for Series A, $0.80 per share for Series B, $4.00 for Series C, $6.00 for Series D and $6.15 for Series E, plus any declared and unpaid dividends; after such distribution, any remaining amounts are to be distributed pro rata among the common and preferred stockholders on an as-converted basis. In addition, in the event of a merger or other form of corporate reorganization in which the existing stockholders are not the majority stockholders of the surviving corporation, or a sale of substantially all of the Company's assets, the preferred stockholders shall be entitled to receive at the closing, cash, securities or other property in settlement of these liquidation amounts, as further defined in the agreements.

  . Annual per share noncumulative dividends of $0.03 on Series A, $0.08 on Series B, $0.40 on Series C, $0.60 on Series D and $0.615 on Series E, when and if declared, must be paid prior to any common stock dividends.

  . The Series B and C preferred stockholders, voting separately as a class, have the right to elect two members each to the Board of Directors. The Series A preferred stockholders, voting as a class, have the right to elect one member to the Board of Directors.

  . The preferred stockholders have certain registration rights.

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000


  Warrant Arrangements

   In September 2000, in connection with a settlement agreement described in
Note 14, the Company granted warrants to purchase 212,796 shares of Series F preferred stock at an exercise price of $10.00 per share. These warrants expire five years after the closing date of any public offering of the Company's shares of stock. Litigation settlement expense includes $717,000 and $470,000 for the year ended December 31, 1999 and six months ended June 30, 2000, respectively, for the estimated fair value of these warrants.

   In 1999, the Company issued warrants to purchase 187,190 shares of Series E preferred stock at $6.15 per share to investors in the Series E preferred stock financing. The $656,295 fair value of these warrants was recorded as a deemed dividend to Series E preferred stockholders. These warrants expire in 2004.

   In 1998, the Company issued warrants to purchase 164,850 shares of Series D preferred stock at $6.00 per share to investors in the Series D preferred stock financing. The $560,792 fair value of these warrants was recorded as a deemed dividend to Series D preferred stockholders. These warrants expire in 2003.

   In connection with certain lease transactions in 1998, the Company issued warrants to purchase 17,500 shares of Series C preferred stock at $4.00 per share. These warrants expire in 2002. An expense of $27,000 was recorded for the fair value of these warrants when they were issued.

Note 6--Stockholders' Equity (Deficit)

  Stock Option Plan

   The Company has an stock option plan under which incentive and nonqualified stock options to purchase shares of common stock at the fair market value on the date of issuance may be granted to employees and independent contractors. In April 2000, the Board of Directors approved an increase in the total number of shares of common stock reserved for issuance under this plan to 7,670,001. As of June 30, 2000, 1,267,275 shares of common stock were available for future grant under this plan. A summary of plan activity is as follows:

                                                    Outstanding Stock Options
                                                    ---------------------------
                                                               Weighted Average
                                                    Number of   Exercise Price
                                                     Shares       per Share
                                                    ---------  ----------------
   Balances, January 1, 1997......................  1,523,177       $0.10
     Granted (weighted average fair value of $0.06
      per share)..................................  1,082,712        0.40
     Exercised....................................   (953,754)       0.12
     Canceled.....................................   (172,168)       0.17
                                                    ---------
   Balances at December 31, 1997..................  1,479,967        0.28
     Granted (weighted average fair value of $0.06
      per share)..................................  1,149,623        0.60
     Exercised....................................   (362,665)       0.31
     Canceled.....................................   (168,306)       0.21
                                                    ---------
   Balances at December 31, 1998..................  2,098,619        0.45
     Granted (weighted average fair value of $2.38
      per share)..................................    826,330        1.68
     Exercised....................................   (954,743)       0.48
     Canceled.....................................   (173,252)       0.80
                                                    ---------
   Balances at December 31, 1999..................  1,796,954        0.97
     Granted (weighted average fair value of $6.33
      per share)..................................  1,906,717        2.00
     Exercised....................................   (442,299)       0.62
     Canceled.....................................    (70,356)       1.25
                                                    ---------
   Balances at June 30, 2000......................  3,191,016       $1.61
                                                    =========

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000


   The following table summarizes information about options granted under the stock option plan and outstanding at June 30, 2000:

                          Options Outstanding         Options Exercisable
                  ----------------------------------- --------------------
                                 Weighted    Weighted             Weighted
                   Number of     Average     Average   Number of  Average
     Exercise       Options   Remaining Life Exercise   Options   Exercise
      Prices      Outstanding   (in Years)    Price   Exercisable  Price
     --------     ----------- -------------- -------- ----------- --------
   $0.08             143,885       6.1        $0.08     143,052    $0.08
   $0.40 - $0.60     521,512       8.8         0.52     327,813     0.50
   $1.20 - $1.80     618,902       9.1         1.67     151,234     1.63
   $2.00           1,906,717       9.8         2.00         813     2.00
                   ---------                            -------
   $0.04 - $2.00   3,191,016       8.9        $1.61     622,912    $0.68
                   =========                            =======

   These options generally vest over a period of four years and generally become exercisable beginning six months from the date of employment or grant. Options expire ten years from the date of grant. Common stock sold to employees, directors and consultants under stock purchase agreements is subject to repurchase at the Company's option upon termination of their employment or services at the original purchase price. This right to repurchase expires ratably over the vesting period.

  Deferred Stock Compensation

   In connection with options granted to purchase common stock, the Company recorded deferred stock compensation of $1,472,000 and $11,208,000 for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively. Such amounts represent, for employee stock options, the difference between the exercise price and the fair market value of the Company's common stock at the date of grant, and, for non-employee options, the deemed fair value of the option at the date of vesting. The deferred charges for employee and non-employee options are being amortized to expense over the vesting period, using a multiple option valuation approach, an accelerated basis in accordance with FASB Interpretation No. 28, through the year 2004. Stock-based compensation expense of $454,000 and $2,480,000 were recognized in the year ended December 31, 1999 and the six months ended June 30, 2000, respectively.

  Options Granted to Non-Employees

   The Company has granted options to non-employees for consulting services performed. The initial vesting period for these options ranged from immediate vesting to vesting over four years and the option exercise period is ten years. Stock options issued to non-employees are accounted for in accordance with provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." The fair value of stock options issued to non-employees was calculated using a risk free interest rate of 6%, expected volatility of 60% and the actual length of the option.

   For the years ended December 31, 1996, 1997 and 1998, options for 168,000, 92,334 and 21,664 shares were granted at an exercise price of $0.08, $0.40 and $0.60, respectively. The fair value related to these options was not significant. All options granted to these non-employees vest immediately, except for options to purchase 115,000 shares granted in 1996. At June 30, 2000, unvested options totaled 8,584 shares.

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000


   For the year ended December 31, 1999, options for 29,900 shares were granted at an exercise price of $1.80. In connection with these options, the Company recorded deferred stock compensation of $101,000 and amortized $84,000 as an expense for the year ended December 31, 1999 and the Company recorded deferred stock compensation of $16,000 and amortized $12,000 as an expense for the six months ended June 30, 2000, using the multiple option valuation approach. At June 30, 2000, unvested options totaled 3,063 shares and unamortized deferred stock-based compensation related to unvested options totaled $21,000.

   For the six months ended June 30, 2000, options for 500 shares were granted at an exercise price of $2.00. In connection with these options, the Company recorded deferred stock compensation of $4,000 and amortized $1,000 as an expense for the six months ended June 30, 2000, using the multiple option valuation approach. Unvested options totaled 500 shares and unamortized stock-based compensation related to unvested options totaled $3,000.

  Additional Stock Plan Information

   As discussed in Note 1, the Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees, and its related interpretations.

   SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income (loss) had the Company adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. The fair value of stock-based awards to employees has been calculated utilizing option pricing models using the minimum value method with the following weighted average assumptions: expected life, four years; risk-free interest rates ranging from 6.64% in 2000, 6.34% in 1999 and 4.94% in 1998; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the stock awards had been amortized to expense over the vesting period of the awards, the effect on reported net loss would have been as follows (in thousands, except per share amounts):

                                                            Six Months Ended
                               Year Ended December 31,          June 30,
                               --------------------------  -------------------
                                1997     1998      1999       1999      2000
                               -------  -------  --------  ----------- -------
                                                           (Unaudited)
   Net loss:
     As reported.............  $(7,017) $(8,205) $(15,386)   $(4,124)  $(6,906)
     Pro forma...............   (7,035)  (8,247)  (15,531)    (4,159)   (7,599)

   Basic and diluted net loss
    per share:
     As reported.............  $ (1.78) $ (2.05) $  (3.24)   $ (0.88)  $ (1.25)
     Pro forma...............    (1.79)   (2.06)    (3.26)     (0.89)    (1.37)

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000


  Common Stock Reserved for Issuance

   At June 30, 2000, the Company has reserved shares of common stock for issuance as follows:

   Reserved under Stock Option Plan..................................  4,458,291
   Conversion of Series A preferred stock............................  2,666,666
   Conversion of Series B preferred stock............................  5,000,000
   Conversion of Series C preferred stock and warrants...............  2,017,500
   Conversion of Series D preferred stock and warrants ..............  1,852,851
   Conversion of Series E preferred stock and warrants...............  4,197,983
                                                                      ----------
                                                                      20,193,291
                                                                      ==========

  Common Stock Subject to Repurchase

   The Company permits certain employees to exercise their unvested options and purchase shares covered by their option agreements. The Company has the right to repurchase these shares at the original sale price based on the vesting schedule of the original option agreements. At December 31, 1998 and 1999, and June 30, 2000, 549,120, 612,856 and 534,819, shares of stock were subject to a repurchase right at weighted average prices of $0.21, $0.38 and $0.53, respectively.

Note 7--Net Loss Per Share

  Historical

   The following is a reconciliation of the numerators and denominators used in computing basic and diluted net loss per share (in thousands, except per share amounts):

                                                             Six Months Ended
                                Year Ended December 31,          June 30,
                                --------------------------  -------------------
                                 1997     1998      1999       1999      2000
                                -------  -------  --------  ----------- -------
                                                            (Unaudited)
Net loss......................  $(7,017) $(8,205) $(15,386)   $(4,124)  $(6,906)
Deemed dividend on convertible
 preferred stock warrants.....       --     (561)     (656)      (113)       --
                                -------  -------  --------    -------   -------
Net loss allocable to common
 stockholders.................  $(7,017) $(8,766) $(16,042)   $(4,237)  $(6,906)
                                =======  =======  ========    =======   =======
Shares (denominator):
  Weighted average common
   shares outstanding.........    4,827    4,945     5,744      5,669     6,086
  Weighted average common
   shares outstanding subject
   to repurchase..............     (893)    (662)     (786)      (867)     (557)
                                -------  -------  --------    -------   -------
Shares used in net loss per
 common share, basic and
 diluted......................    3,934    4,283     4,958      4,802     5,529
                                -------  -------  --------    -------   -------
Net loss per share, basic and
 diluted......................  $ (1.78) $ (2.05) $  (3.24)   $ (0.88)  $ (1.25)
                                =======  =======  ========    =======   =======

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000


   For the above mentioned periods, the Company had securities outstanding which could potentially dilute basic earnings per common share in the future, but were excluded from the computation of diluted net loss per common share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following (in thousands):

                                           December 31,          June 30,
                                       -------------------- ------------------
                                        1997   1998   1999     1999      2000
                                       ------ ------ ------ ----------- ------
                                                            (Unaudited)
   Convertible preferred stock........  9,667 11,355 14,512   12,392    15,365
   Shares of common stock subject to
    repurchase........................    781    549    613      807       534
   Outstanding options................  1,480  2,099  1,797    1,381     3,191
   Warrants...........................     --    182    370      215       370
                                       ------ ------ ------   ------    ------
   Total.............................. 11,928 14,185 17,292   14,795    19,460
                                       ====== ====== ======   ======    ======

  Unaudited Pro Forma Net Loss Per Share

   The unaudited pro forma per share amounts included in the accompanying consolidated statement of operations for the year ended December 31, 1999 and the six months ended June 30, 2000 have been computed assuming the sale and conversion of the Series A through Series E preferred stock occurred at the beginning of the period presented or at the date of original issuance, if later, and using the average number of common shares resulting from the automatic conversion of all outstanding preferred shares.

   Pro forma basic and diluted earnings per share for the year ended December 31, 1999 and six months ended June 30, 2000 were computed for the following periods (in thousands, per share amounts):

                                                      Year Ended    Six Months
                                                     December 31, Ended June 30,
                                                         1999          2000
                                                     ------------ --------------
   Net loss........................................    $(15,386)     $(6,906)
   Deemed dividend on convertible preferred stock
    warrants.......................................        (656)          --
                                                       --------      -------
   Net loss allocable to common stockholders.......    $(16,042)     $(6,906)
                                                       ========      =======
   Basic diluted shares amounts:
     Average basic and diluted shares outstanding..      $4,958        5,529
     Additional shares from preferred stock
      conversion...................................      12,308       15,150
                                                       --------      -------
   Pro forma basic and diluted shares outstanding..      17,266       20,679
                                                       --------      -------
   Pro forma basic and diluted net loss per share
    amounts........................................    $  (0.93)     $ (0.33)
                                                       ========      =======

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000


Note 8--Income Taxes

   The Company's income tax expense for the periods presented were insignificant. The Company's deferred income tax assets consist of the following (in thousands):

                                                      December 31,
                                                    -----------------  June 30,
                                                     1998      1999      2000
                                                    -------  --------  --------
Net deferred tax assets:
  Net operating loss carryforwards and research and
   development credits............................. $ 7,964  $ 11,331  $12,816
  Capitalized research and development costs.......     251       493      656
  Reserves and accruals not currently deductible...      71     2,769    3,022
  Other............................................      36        54       54
                                                    -------  --------  -------
                                                      8,322    14,647   16,548
Valuation allowance................................  (8,322)  (14,647) (16,548)
                                                    -------  --------  -------
Total.............................................. $    --  $     --  $    --
                                                    -------  --------  -------

   Deferred income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as net operating losses and tax credit carryforwards. Due to the uncertainty surrounding the realization of benefits of its favorable tax attributes in future tax returns, the Company has fully reserved its net deferred tax assets.

   The valuation allowance increased by approximately $3,553,000, $6,325,000 and $1,901,000 for the years ended December 31, 1998 and 1999, for the six months ended June 30, 2000, respectively.

   The Company's effective tax benefit differs from the expected benefit at the federal statutory rate as follows (in thousands):

                                                December 31,
                                           -------------------------  June 30,
                                            1997     1998     1999      2000
                                           -------  -------  -------  --------
   Federal statutory tax benefit.......... $(2,455) $(2,871) $(5,385) $(2,417)
   State tax benefit......................    (403)    (471)    (884)    (397)
   Research and development credits.......    (278)    (234)    (293)    (176)
   Amortization of deferred stock
    compensation..........................      --       --      151    1,010
   Valuation allowance....................   2,964    3,553    6,325    1,901
   Other..................................     172       23       86       79
                                           -------  -------  -------  -------
                                           $    --  $    --  $    --  $    --
                                           =======  =======  =======  =======

   At June 30, 2000, the Company had net operating loss carryforwards of approximately $30,758,000 for federal and $15,517,000 for California state income tax purposes. Federal net operating loss carryforwards will expire, if not utilized, in 2010 through 2019. State net operating loss carryforwards will expire, if not utilized, in 2003 through 2004. In addition, the Company has research and development credit carryforwards of $929,000 for federal and $645,000 for California state tax purposes. Federal research and development tax credit carryforwards expire in 2010 through 2014.

   The utilization of these carryforwards depends upon the future profitability of the Company. Furthermore, the U.S. Tax Reform Act of 1986, as amended, imposes substantial restrictions on the utilization of net operating

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000

loss and tax credit carryforwards in the event of an "ownership change," as defined by the Internal Revenue Code. If there should be an ownership change, the Company's ability to utilize the above stated carryforwards could be limited.

Note 9--Employee Benefit Plan

   The Company has a 401(k) employee savings and retirement plan (the Plan) covering substantially all employees of the Company. The Plan is a Group Annuity Contract in accordance with Section 401 of the Internal Revenue Code. The Company has not made any contributions to the Plan.

Note 10--Segment and Geographical Information

   As discussed in Note 1, the Company follows the requirements of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. As defined in SFAS No. 131, the Company operates in one reportable industry segment, (the design, development, marketing, support and sales of Global Positioning System products and technology). No individual foreign country accounted for greater than 10% of long-lived assets in any of the periods presented. The following table summarizes total net revenue and long-lived assets attributed to significant countries:

                                                                   Six Months
                                         Year Ended December 31, Ended June 30,
                                         ----------------------- --------------
                                          1997    1998    1999    1999    2000
                                         ------- ------- ------- ------- ------
   Total revenue:
     United States...................... $   769 $ 1,333 $ 1,710 $   788 $1,795
     Export sales from United States:
       Taiwan...........................     262     854   1,378     529  1,182
       Germany..........................     --      171   1,029     604  1,866
       Japan............................     --      --      494     287    240
       Other............................      92     253     656     206    504
                                         ------- ------- ------- ------- ------

   Total revenue........................ $ 1,123 $ 2,611 $ 5,267 $ 2,414 $5,587
                                         ======= ======= ======= ======= ======

   Long-lived assets:
     United States......................         $   800 $   837 $   787 $1,103
     Foreign............................               4       8       6      7
                                                 ------- ------- ------- ------

   Total long-lived assets..............         $   804 $   845 $   793 $1,110
                                                 ======= ======= ======= ======

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000


Note 11--Major Customers

   The following table summarizes total revenue accounts receivable for customers which accounted for 10% or more of total revenue or accounts receivable (in thousands):

                      Accounts Receivable                   Revenue
                     -------------------------- ----------------------------------
                                                  Year Ended      Six Months Ended
                     December 31,                December 31,         June 30,
                     ---------------   June 30, ----------------  ----------------
                      1998     1999      2000   1997  1998  1999     1999     2000
                     ------   ------   -------- ----  ----  ----  ----------- ----
                                                                  (Unaudited)
   Customer:
   ---------
   A................     --       --      10%    --    --    12%       --      10%
   B................     --       18%     26%    --    --    18%       25%     33%
   C................     67%      12%     --     53%   34%   13%       12%     --
   D................     --       --      --     --    10%   13%       11%     14%
   E................     --       --      10%    --    --    --        --      --
   F................     --       10%     --     --    --    --        --      --
   G................     --       --      --     16%   --    --        --      --
   H................     --       --      --     --    16%   --        --      --

Note 12--Related Party Transactions

   For the year ended December 31, 1998, the Company paid $48,000 to a consulting firm for which an officer of the Company is on the consulting firm's board of directors. In 1998, such officer terminated his employment relationship with the Company.

   In 1999, the Company recognized product revenue of $437,000 and $49,000, respectively, to two companies that are investors. For the six months ended June 30, 2000 the Company recognized product revenue of $235,000 and $36,000 to the same investors, respectively.

Note 13--Commitments and Contingencies

  Leases

   The Company leases its facilities and certain equipment under operating lease agreements, which require it to pay property taxes, insurance and normal maintenance costs and a capital lease agreement, respectively. Future minimum rental payments required under the Company's capital and operating leases and the present value of annual minimum lease payments under capital leases as of June 30, 2000 are as follows (in thousands):

                                                               Capital Operating
   Year Ending December 31,                                    Leases   Leases
   ------------------------                                    ------- ---------
   Remainder of 2000..........................................  $ 20    $  322
   2001.......................................................    41       665
   2002.......................................................    38       680
   2003.......................................................    --       574
   2004.......................................................    --       549
   Thereafter.................................................    --     1,093
                                                                ----    ------
   Future minimum lease payments..............................    99    $3,883
                                                                        ======
   Less amount representing interest..........................   (34)
                                                                ----
   Present value of minimum lease payments....................  $ 65
                                                                ====

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000


   Rental expense under operating leases for the years ended December 31, 1997, 1998 and 1999, and the six months ended June 30, 2000, was approximately $347,000, $431,000, $628,000 and $394,000, respectively.

  Letters of Credit

   The Company has established irrevocable letters of credit with a bank. The total amount of letters of credit outstanding as of December 31, 1998 and 1999, and June 30, 2000 was approximately $10,000, $100,000 and $549,000, respectively. The letters of credit were secured by pledge of short-term deposits with the bank.

  Royalty Agreements

   In June 1995, the Company entered into a software license and distribution agreement which provides the Company with a nonexclusive worldwide license to certain third-party technology. The Company is required to pay specified royalties based on the lesser of a number of copies made or a certain percentage of sales of the product. Further, the Company has an option to obtain a perpetual royalty-free license when the Company has paid a cumulative amount of $100,000. The payment limit was reached by the Company during the first quarter of 2000; accordingly, there are no future royalties due under this arrangement.

   In May 1997, the Company entered into a production development database and license agreement which provides the Company use of the database in its production. The Company is required to pay specified royalties at a certain percentage of the Company's gross margin on the sale of a certain product for a period of seven years or until cumulative royalties paid total $500,000.

   Total royalty expense under these agreements for the years ended December 31, 1997, 1998, 1999 and for the six months period ended June 30, 2000 are $0, $56,000, $81,000 and $24,000, respectively.

Note 14--Subsequent Events

  Settlement of Lawsuit

   The Company was a defendant in a lawsuit regarding certain patent rights. On September 8, 2000, the Company entered into a settlement agreement, the terms of which include, among other things, total payments of $5.0 million consisting of $200,000 due on the agreement date, quarterly payments of $100,000 through July 30, 2001, and minimum quarterly payments of $125,000 commencing on January 30, 2002. Further, the Company agreed to issue warrants to purchase 212,796 shares of Series F preferred stock at an exercise price of $10.00 per share. As of June 30, 2000, the Company has accrued the $5.0 million plus $1.2 million, the fair value of the warrants, which totals $6.2 million.

  Reincorporation

   On September 27, 2000, the Company's Board of Directors authorized the reincorporation of the Company in the State of Delaware. This reincorporation will occur upon the effectiveness of the Company's proposed initial public offering. In connection with the reincorporation, the Company will be authorized to issue 250,000,000 shares of common stock, $0.0001 par value and 5,000,000 shares of undesignated preferred stock, $0.0001 par value.

                    SiRF TECHNOLOGY, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
            and Six Months Ended June 30, 1999 (Unaudited) and 2000


  Stock Incentive Plan and Employee Stock Purchase Plan

   On September 27, 2000, the Company's Board of Directors adopted the 2000 Stock Incentive Plan and the 2000 Employee Stock Purchase Plan.

  Private Placement of Securities

   On October 3, 2000, the Company sold 1.2 million shares of its Series F preferred stock. Proceeds from these sales totaled $12.0 million, net of expenses. These shares of preferred stock include, among other items, conversion rights into shares of common stock on a one for one basis in connection with a proposed initial public offering of the Company's common stock. The Company will recognize a deemed dividend for the Series F preferred stock resulting from its beneficial conversion into common stock.

Inside back cover
-----------------

At the top appears the words "SiRF's Location Technologies"


In the center of the page is a circle that contains the words "SiRFstarI , SiRFstarII and Core GPS Architectures"

Around the circle is a bigger circle broken into three parts.

The top third contains the words "SiRFloc, Wireless Aided GPS Architecture"

The left third contains the words "WinSiRF, Host Coupled GPS Architecture"

The right third contains the words "SiRFDRive, Automobile Sensor Enhanced, GPS Architecture

                                  [SiRF LOGO]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

                                                                      Payable by
                                                                      Registrant
                                                                      ----------
   SEC registration fee..............................................  $22,770
   National Association of Securities Dealers, Inc. filing fee.......    9,125
   Nasdaq National Market listing fee................................   95,000
   Accounting fees and expenses......................................     *
   Legal fees and expenses...........................................     *
   Printing and engraving expenses...................................     *
   Blue Sky fees and expenses........................................    5,000
   Registrar and Transfer Agent's fees...............................   15,000
   Miscellaneous fees and expenses...................................     *
                                                                       -------
     Total...........................................................     *
                                                                       =======

--------
 * To be filed by amendment.

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article X of the Registrant's Amended and Restated Certificate of Incorporation (Exhibit 3.1 hereto) and
Article 6 of the Registrant's Amended and Restated Bylaws (Exhibit 3.2 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant also intends to enter into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent allowed. The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of the Registrant, its directors and officers, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

   Since our inception, we have issued and sold the following securities:

     (a) From March 23, 1995 to September 30, 2000, the Registrant sold an aggregate of 7,002,263 shares of common stock to directors, officers, employees, former employees and consultants at prices ranging from $0.001 to $3.50 per share, for aggregate cash consideration of approximately $2,471,407.

     (b) On March 27, 1995, the Registrant issued and sold 2,666,666 shares of series A preferred stock to two investors at $.23 per share for aggregate cash consideration of $613,333.18.

     (c) On June 2, 1995, the Registrant issued and sold 5,000,000 shares of series B preferred stock to 17 investors at $.80 per share for aggregate cash consideration of $4,000,000.

     (d) From November 29, 1996 through December 31, 1996, the Registrant issued and sold 2,000,000 shares of series C preferred stock to 24 investors at $4.00 per share for aggregate cash consideration of $8,000,000.

     (e) On June 10, 1997, the Registrant issued a warrant to purchase 17,500 shares of series C preferred stock to one investor at an exercise price of $4.00 per share.

     (f) From January 16, 1998 through July 31, 1998, the Registrant issued and sold 1,688,001 shares of series D preferred stock to 27 investors at $6.00 per share for aggregate cash consideration of $10,128,006.

     (g) From January 16, 1998 through June 5, 1998, the Registrant issued warrants to purchase 164,850 shares of series D preferred stock to 20 investors at an exercise price of $6.00 per share.

     (h) From February 18, 1999 through February 15, 2000 the Registrant issued and sold 4,010,793 shares of series E preferred stock to 98 investors at $6.15 per share for aggregate cash consideration of $24,666,377.

     (i) From June 30, 1999 through November 18, 1999, the Registrant issued warrants to purchase 187,190 shares of series E preferred stock to 34 investors at an exercise price of $6.15 per share.

     (j) On October 2, 2000, the Registrant issued and sold 1,200,000 shares of series F preferred stock to three investors at $10.00 per share for aggregate cash consideration of $12,000,000.

     (k) On October 2, 2000, the Registrant issued warrants to purchase 212,796 shares of series F preferred stock at an exercise price of $10.00 per share.

   The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

   See exhibits listed on the Exhibit Index following the signature page of the Form S-1, which is incorporated herein by reference.

  (b) Financial Statement Schedules

   The following consolidated financial statement schedule is filed as part of this registration statement and should be read with the consolidated financial statements:

                                                         Page
                                                         ----
       Schedule II -- Valuation and Qualifying Accounts  S--2

   Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the consolidated financial statements or the related notes.

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The Registrant will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 6th day of October, 2000.

                                          Sirf Technology, Inc.

                                                      /s/ Jackson Hu
                                          By: _________________________________
                                                         Jackson Hu
                                                 President, Chief Executive
                                                    Officer and Director

     POWER OF ATTORNEY KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jackson Hu, Walter D. Amaral and Dennis Bencala, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                Name                             Title                    Date
                ----                             -----                    ----

          /s/ Jackson Hu             President, Chief Executive     October 6, 2000
____________________________________  Officer and Director
             Jackson Hu               (Principal Executive
                                      Officer)

       /s/ Walter D. Amaral          Chief Financial Officer        October 6, 2000
____________________________________  (Principal Financial
          Walter D. Amaral            Officer and Principal
                                      Accounting Officer)

       /s/ Diosdado Banatao          Director                       October 6, 2000
____________________________________
          Diosdado Banatao

         /s/ Kanwar Chadha           Director                       October 6, 2000
____________________________________
           Kanwar Chadha

    /s/ Filemon T. Berba, Jr.        Director                       October 6, 2000
____________________________________
       Filemon T. Berba, Jr.

                Name                             Title                    Date
                ----                             -----                    ----

        /s/ Oscar M. Lopez           Director                       October 6, 2000
____________________________________
           Oscar M. Lopez

         /s/ Ming-Kai Tsai           Director                       October 6, 2000
____________________________________
           Ming-Kai Tsai

           /s/ Fred Wong             Director                       October 6, 2000
____________________________________
             Fred Wong

                   INDEPENDENT AUDITORS' REPORT ON SCHEDULE

To the Board of Directors of SiRF Technology, Inc.:

We have audited the consolidated balance sheets of SiRF Technology, Inc. (the Company) as of December 31, 1998 and 1999 and June 30, 2000, and the related consolidated statements of operations, convertible preferred stock and shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999 and for the six months ended June 30, 2000, and have issued our report thereon dated October 4, 2000 (included elsewhere in this registration statement). Our audits also included the consolidated financial statement schedule listed in Item 16(b) of this registration statement. The consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

San Jose, California
October 4, 2000

                             SIRF TECHNOLOGY, INC.

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

Allowance for doubtful accounts:

                                     Balance at Charged to  Deduction   Balance
                                     Beginning  Costs and   Write-Off   at End
   Year ended:                       of Period   Expenses  of Accounts of Period
   -----------                       ---------- ---------- ----------- ---------
   June 30, 2000....................    $120       $--         $(2)      $118
   December 31, 1999................      67        56          (3)       120
   December 31, 1998................      15        52          --         67
   December 31, 1997................      --        15          --         15

                                 EXHIBIT INDEX

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
   1.1*  Form of Underwriting Agreement.
   3.1   Restated Certificate of Incorporation, to be effective upon consummation of this offering.
   3.2   Amended and Restated Bylaws, to be effective upon consummation of this offering.
   3.3   Amended and Restated Articles of Incorporation.
   3.4   Bylaws.
   4.1*  Form of Common Stock Certificate.
   4.2*  Amended and Restated Investors' Rights Agreement, dated September 6,
         2000, by and among the Registrant and the parties who are signatories thereto.
   5.1*  Opinion of Pillsbury Madison & Sutro LLP.
  10.1   Form of Directors and Officers' Indemnification Agreement.
  10.2   Form of Registrant's 2000 Stock Incentive Plan.
  10.3   Form of Registrant's 2000 Employee Stock Purchase Plan.
  10.4   Amended and Restated 1995 Stock Plan.
  10.5   Lease, dated September 23, 1999, between the Registrant and San Jose
         Technology, LLC.
  10.6   Lease, dated December 23, 1996, between the Registrant and Oma Del
         Aire Properties, L.P.
  10.7   Lease, dated December 5, 1997 between the Registrant and Oma Del Aire
         Properties, L.P.
  21.1   Subsidiaries.
  23.1   Consent of Deloitte & Touche LLP.
  23.2*  Consent of Pillsbury Madison & Sutro LLP (contained in their opinion filed as Exhibit 5.1).
  24.1   Power of Attorney (Included on page II-4).
  27.1   Financial Data Schedule.

--------
*  To be filed by amendment.